

ACOM CO., LTD.
HEAD OFFICE
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo102-0071, Japan
Tel: (03) 3234-9120 Fax: (03) 3234-9266


03050516

May 1, 2003

File No. 82-4121
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 10, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from October 1, 2002 through December 31, 2002, and which are all the documents of the Company required to be furnished to the SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

By K. Izumimoto
Name : Kouichi Izumimoto
Title : Director and General Manager,
General Affairs Dept.

dlw 5/20

Attachment

List of material information made public in Japan
from October 1, 2002 to December 31, 2002

	Date	Descriptions	Information* provided to
Exhibit 1	October 9, November 7, and December 13, 2002	Reports on Purchase of the Company's Own Stock (as of October 9, November 7, and December 13, 2002) (Brief description in English)	DKLFB, Exchange
Exhibit 2	October 30, 2002	Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2003 (English translation)	Public, Exchange
Exhibit 3	October 30, 2002	Data Book for the Interim Period Ended September 2002 (English translation)	Public, Exchange
Exhibit 4	October 31, 2002**	Notice of Resolution of the Meeting of the Board of Directors concerning Payment of Interim Dividend (Brief description in English)	Shareholders, Exchange
Exhibit 5	November 12, 2002	Data Book Monthly Report for each month from April 2002 to September 2002 as of September 30, 2002 (English translation published on November 12, 2002)	Public, Exchange
Exhibit 6	December 6, 2002	Data Book Monthly Report including October 2002 and November 2002 as of November 30, 2002 (English translation published on December 6, 2002)	Public, Exchange
Exhibit 7	December 12, 2002	Amendment to the Shelf Registration Statement (Brief description in English)	DKLFB, Exchange
Exhibit 8	December 12, 2002	Press Release (regarding inappropriate handling of statements of calculation) (English translation)	Public, Exchange
Exhibit 9	December 12,	Semi-Annual Business Report ("Key	Shareholders,

	2002**	Note") (Brief description in English)	Exchange
Exhibit 10	December 12, 2002	Semi-Annual Securities Report (Brief description in English)	DKLFB, Exchange

* "Exchange" means the Tokyo Stock Exchange, on which the Shares of ACOM CO., LTD. are listed.

"DKLFB" means the Director-General of the Kanto Local Finance Bureau.

**For Exhibit 4 and Exhibit 9, the dates are those on which such Exhibits were dispatched to the shareholders.

Exhibit 1

(Brief Description)

Reports on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Reports on Purchase of the Company's Own Stock dated October 9, November 7, and December 12, 2002 (the "Reports on Purchase of the Company's Own Stock") in connection with the purchase of the ACOM, CO., LTD. (the "Company")'s own stock for the purpose of implementation of flexible management according to the changing economic situation.

The Reports on Purchase of the Company's Own Stock are required under the Securities and Exchange Law to be, and were, submitted to DKLFB in connection with the purchase of the ACOM, CO., LTD. (the "Company")'s own stock.

The information contained in the Reports on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously filed news release dated May 15, 2002.

Exhibit 2

(TRANSLATION)

Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2003 (Consolidated)

October 30, 2002

Forward-looking Statement

The statements and figures contained in this Brief Statement of Interim Financial Results for the fiscal year ending March 2003 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL	http://www.acom.co.jp/ir/
Reference:	
Position of the representative:	President
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	Director and General Manager of Public Relations Department
Name:	Satoru Tomimatsu
Telephone Number:	(03) 3270 – 3423
Date of the board of directors' meeting for the account settlement:	October 30, 2002
U.S. accounting standards:	Not adopted

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Consolidated) and the Annexed Materials.

1. Consolidated Business Results for the Interim Accounting Period (from April 1, 2002 to September 30, 2002)

(1) Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
9/02 (Interim)	217,568	6.8%	82,353	(4.8%)	80,892	(7.2%)
9/01 (Interim)	203,725	11.3%	86,549	9.5%	87,136	9.8%
3/02 (Annual)	414,918		171,248		171,836	

	Net Income (Millions of yen)		Net Income per Share (Yen)	Net Income per Share Diluted (Yen)
9/02 (Interim)	43,604	(11.1%)	298.09	—
9/01 (Interim)	49,047	27.6%	334.72	323.47
3/02 (Annual)	95,637		653.18	631.65

Notes: 1. Equity in earnings of affiliated companies: -1,964 million yen in 9/02 (interim), -96 million yen in 9/01 (interim), and -920 million in 3/02 (annual)

2. Average outstanding shares (consolidated): 146,283,385 shares in 9/02 (interim), 146,531,735 shares in 9/01 (interim), and 146,417,279 shares in 3/02 (annual)

3. Change in accounting polices: none

4. Regarding operating income, operating profit, income before extraordinary items, net profit of this interim accounting period, the figures in percentages show growth of change from previous interim accounting period.

(2) Consolidated Financial Status

(Millions of yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholder's Equity per Share (Yen)
9/02 (Interim)	2,185,847	619,649	28.3%	4,235.95
9/01 (Interim)	2,049,366	541,543	26.4%	3,702.00
3/02 (Annual)	2,166,865	582,737	26.9%	3,983.61

Note: Outstanding shares (consolidated): 146,283,353 shares in 9/02 (interim), 146,284,003 shares in 9/01 (interim), and 146,283,497 shares in 3/02 (annual).

(3) Consolidated Cash Flow Status

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents at the End of Year
9/02 (Interim)	(25,188)	(6,456)	32,977	120,829
9/01 (Interim)	(57,005)	(3,079)	55,608	100,146
3/02 (Annual)	(46,554)	(5,590)	67,639	120,163

(4) Scope of Consolidation and Equity Method

Number of consolidated subsidiaries: 16

Number of unconsolidated subsidiaries accounted for under equity method: 0

Number of unconsolidated affiliates accounted for under equity method: 3

(5) Change in Scope of Consolidation and Equity Method

Consolidated subsidiaries (addition): 1

Consolidated subsidiaries (exclusion): 1

Affiliates accounted for under equity method (addition): 0

Affiliates accounted for under equity method (exclusion): 0

2. Forecasts for the Fiscal Year Ending March 31, 2003 (from April 1, 2002 to March 31, 2003)

(Millions of yen)

	Operating Income	Income before Extraordinary Items	Net Income
Annual	436,500	146,400	79,200

Reference: The forecasted net income per share (annual): 541.41 yen

Annexed Materials

1. State of Business Group

The ACOM Group consists of ACOM CO., LTD., 16 subsidiaries, and 3 affiliates as well as 1 other related company and 1 subsidiary of the other related company. The Group's main line of business is financial services such as loan business, credit card business, installment sales finance, guarantee business, and servicing business. Other business lines include rental operations, advertising agency, real estate-related operations, and insurance agency.

The following table explains the positioning and role of each Group Company in terms of segment classification.

Segment		Company	Business	Classification
Financial service businesses	Loan business	ACOM CO., LTD.	Loan business including unsecured loan and secured loan	——
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		SIAM A&C CO., LTD.	Loan business in Thailand	
		Tokyo-Mitsubishi Cash One Ltd.	Unsecured loan business	Equity method affiliate
	Credit card business	ACOM CO., LTD.	Credit card business mainly of ACOM MasterCard as the main commodity	——
	Installment sales finance business	ACOM CO., LTD.	Installment sales finance service	——
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		SIAM A&C CO., LTD.	Hire purchase business in Thailand	
		CHAILEASE ACOM FINANCE CO., LTD.	Hire purchase business in Taiwan	Equity method affiliate
	Guarantee business	ACOM CO., LTD.	Affiliations with banks, etc. to provide credit guarantees for personal loans	——
	Servicing business	IR Loan Servicing, Inc.	Loan recovery business	Consolidated subsidiary
	Others	ASCOT CO., LTD.	Fiduciary business to open up, on the Internet, new customers with respect to consumer loans, business loans, and credit card	Equity method affiliate
		ACOM CAPITAL CO., LTD.	Financial services for ACOM (Special Purpose Company)	Consolidated subsidiary
		ACOM FUNDING CO., LTD.		
Other Businesses	Rental business	ACOM RENTAL CO., LTD.	Comprehensive rental business	
	Others	JLA INCORPORATED	Advertising agency, interior design and construction of service outlets	
		ACOM RESERCH INSTITUTE, INC.	Survey and research on trends in household expenditures	
		AJAST Ltd.	Insurance agency business	
		ACOM ESTATE CO., LTD.	Real estate management in Japan	
		ABS CO., LTD.	Maintenance of buildings and other property	
		AB PARTNER CO., LTD.	Temporary employment agencies and back-office services	
		ACOM PACIFIC, INC.	Lease of health resorts in Guam (U.S.A.)	
		AVRS CO., LTD.	——	
		ACOM (U.S.A.) INC.		
		ACOM INTERNATINAL, INC.		
		1990 K PARTNERSHIP		
		Maruito Shokusan Co., Ltd.	Real estate leasing	Other related company
		Maruito Shoten Co., Ltd.		Subsidiary of other related company

Notes: 1. ACOM FUNDING CO., LTD. was established on July 10, 2002

2. AVRS CO., LTD., ACOM (USA) INC., and ACOMINTERNATIONAL, INC. suspended its operation, and further business scheme is under consideration.

Diagram of Business of ACOM Group



Customers
Loan business
Credit card business
Installment sales finance business
Guarantee business
ACOM
Installment sales finance and loan business
JCK CREDIT CO., LTD. (Consolidated subsidiary)
Providing credit guarantee for unsecured loans
Tokyo-Mitsubishi Cash One Ltd. (Equity-method affiliate)
Loan recovery business
IR Loan Servicing, Inc. (Consolidated subsidiary)
Fiduciary business to open up new customer with respect to consumer loans and credit card
ASCOT CO., LTD. (Equity-method affiliate)
Comprehensive rental business
ACOM RENTAL CO., LTD. (Consolidated subsidiary)
Advertising and outlets' interior design
JLA INCORPORATED (Consolidated subsidiary)
Research on trend in household expenditures
ACOM RESEARCH INSTITUTE, INC. (Consolidated subsidiary)
Insurance services
AJAST Ltd. (Consolidated subsidiary)
Real estate management
ACOM ESTATE CO., LTD. (Consolidated subsidiary)
Cleaning of stores and building management
ABS CO., LTD. (Consolidated subsidiary)
Temporary employment agencies and back-office service
AB PARTNER CO., LTD. (Consolidated subsidiary)
Hire purchase and loan business
SIAM A & C CO., LTD. (Consolidated subsidiary)
Hire purchase business
CHAILEASE ACOM FINANCE CO., LTD. (Equity method affiliate)
Financial services
ACOM CAPITAL CO., LTD. (Consolidated subsidiary)
ACOM FUNDING CO., LTD. (Consolidated subsidiary)
Lease of health resorts
ACOM PACIFIC, INC. (Consolidated subsidiary)
Real estate leasing
Maruito Shokusan Co., Ltd. (Other related company)
Maruito Shoten Co., Ltd. (Subsidiary of other related company)

Note: AVRS CO., LTD., ACOM (USA) INC., and ACOMINTERNATIONAL, INC. suspended its operation, therefore, they are eliminated from the diagram.

2. Operating Policy

(1) Principal Operating Policy

We, ACOM Group, aim to develop, together with society, so that we can deepen the mutual trust that exists between ourselves and our stakeholders. Our business activities are based on the Group's corporate philosophy, which is reflected in our corporate mottos: "Serving humanity," "The customer comes first," and "Creative and innovative management." These in turn reflect our founding maxim: "Expand the circle of trust."

Being fully aware of the direction of the changes in the business environment surrounding the ACOM Group, including the dragging economic slump, the transition to an aging society with fewer children, the rapid development of the Internet society, and the globally intensifying competition, we are endeavoring to build a solid business base capable of coping with environmental changes quickly and flexibly.

The middle term goal of our own corporate image is captured in our slogan: "Best Life Partner," and we are pursuing the creation of a trustworthy company that offers the highest customer satisfaction through advanced comprehensive financial services, mainly in the business areas of loans, credit cards, installment sales finance, and guarantees and servicing for the consumer credit market.

(A) Full Compliance

The Group positions full compliance at the top of our management themes. We established a Business Ethics Office in April 1998, and distributed "the ACOM' Ethical Codes for Business" to all of the employees and the directors, with which we are making efforts for its actual practice.

Also, in September this year we appointed compliance officers at each sales branch, department and office, whose job is to educate and guide staff members. We are determined to carry on strengthening our legal compliance and running our business on a solid ethical basis.

Furthermore, in June this year we conducted our own questionnaire on business ethics and we are also studying and researching the conditions of actual practice and permeation of business ethics among the Japanese companies.

(B) Reinforcement of Credit Management

In managing credit we have been hitherto making efforts to grade up the methods for managing the credit granting, such as the computer system for approving the granting of a credit and to maintain the soundness of credit.
In the background of the dragging economic slump and the unemployment rate staying at a high level, filings for voluntary bankruptcy and composition proceedings are increasing sharply and the future outlook is also quite severe, so we are dealing with the reinforcement and tightening of credit examination and management as the task of top priority.

Specifically, we are promoting the concentration of credit management and counseling services at the Contact Center, and have also made an organizational change in April this year, dividing the old Credit Supervision Department into two new departments: the Credit Supervision Department No. 1 to cover credit screening functions and the Credit Supervision Department No. 2 to cover debt management/collection functions. We are thereby striving to improve the soundness of our credit assets.

(C) Building a New Business Structure

In order to offer services that can satisfy diversifying customer needs and keep pace with the changes in the market circumstances properly as well as quickly, and to strengthen the competitiveness of sales services, we are trying to build a new business structure that pushes forward the concentration of business to be handled by the sales office to the Center. Under the new business structure we will realize offering high quality services to the customer by holding close cooperation between the Contact Center, specialized in the channels without face-to-face meetings such as telephone, Internet and MUJINKUN automated loan application machines, and the sales branches mainly offering the face-to-face services to visiting customers.

Also, we are determined to perfect a low cost operation, drastically renewing the business process and infrastructure relating to sales activities, through the functional concentration at the Contact Center.

(D) Perfection of Efficient Operation

Under the concept of "Low Cost Operation" our Group has been trying to rationalize costs and improve productivity. Our "MUJINKUN" machine, an automated loan application machine, which we were the first in the industry to introduce, has made a substantial contribution in saving sales office and personnel costs and securing profitability in our industry as a whole, as well as within our own organization.

For the future, too, we aim to realize the leading management efficiency and to tackle various measures. To be specific, we have started a measure on a company-wide level named "Project for Improving the Work Efficiency of Head Office Staff" while simultaneously building the "Company-wide Integrated Work Management System." In this way, we continue to improve efficiency and promote cost reduction by strengthening the organizational functions and slimming down the content of work

(E) Policy on Lowering the Minimum Trading Unit of Shares

At the meeting of the board of directors held on February 18, 2002 a resolution was approved recommending that the trading unit of the Company's shares should be traded in units of 10 shares, reduced from 100 shares in order to activate distribution of shares in the Company and to broaden the investor base, and the new trading lot came into use from May 1, 2002.

(2) Basic Policy on the Appropriation of Earnings

Our basic policy on the appropriation of earnings is to maintain continuous returns by dividends to shareholders, taking into consideration the economic and financial conditions, industry trends, and the results of our operations.

Based on the above policy, for the current interim period a dividend of 40 yen per share is to be paid, and the same amount is planned for the year-end dividend, making a total of 80 yen per share per annum. And the retained earnings are utilized as strategic investments aimed at building up the future business base in, for example, the placing of business centers, the establishment of a new operational system and a company-wide Integrated Work Management System to realize low cost operation, and the development of new businesses.

(3) Organizational Structure for Corporate Supervision

The ACOM Group management system has been in place for some time now enabling prompt and proper decision making on important matters in the Company and the Group as a whole at meetings of the board of directors and managing directors, as well as enabling the flexible and efficient operation of all divisions.

The Company auditors attend board meetings and other major meetings, and also examine the execution of business and the financial position and management audit. By strengthening cooperation between the auditors of the Company and its subsidiaries, the internal audit department, and the accounting auditors, we are trying to hold thorough-going corporate governance.

Also, by means of positive IR activities and the like we intend to make adequate disclosure to investors and analysts, and to these ends we are making efforts to implement measures to secure and maintain transparency in our management for all of our stakeholders.

(4) Pending Issues

Although the Japanese economy seems to have hit bottom, concerns over further deterioration of the recession are intensifying again, as seen in the slowing pace of export growth, growing deflation, the delay in the settlement of the financial institutions' bad loans and the hollowing-out of industries.

Affected by these factors, the business conditions surrounding the ACOM Group are becoming much more severe due to the intensifying competition caused by new entries from other industries as well as the increasing personal bankruptcies and filings for composition proceedings in the background of deteriorating situations of personal income and employment.

In order to deal with these severe circumstances the ACOM Group is to further strengthen credit management, reinforce competitiveness by establishing the new business structure, improve earning power by the full execution of low cost operation and enhance corporate values by a deepening of our corporate ethics and branding activities and by placing these activities as focused policies, and is concentrating efforts on the diversification of fund raising, strengthening of IT capabilities, expansion of corporate governance, fully implemented compliance, establishment and improvement of the risk management system, and so forth. In this way, we are resolved to maintain a strong management base and a stable earning base, and thereby improve our corporate value.

(5) Index Goal of Management

Among the indices of management used as our goal, the ACOM Group attaches importance to return on equity (ROE) on a consolidated base for improving shareholder value and maintaining stable management, and we also aim to improve indices including the shareholders' equity ratio, ratio of income before extraordinary items to total assets, ratio of income before extraordinary items to operating income, and net income per share.

3. Results of Operations and Financial Position

(1) Results of Operations

(A) Results of Operations for the Current Interim Accounting Period

At the start of the current interim accounting period, the Japanese economy showed a recovery linked to the U.S. economy, but it then returned to its previous unstable trend due to the high unemployment rate and stagnant personal consumption caused by aggravated income and employment circumstances, and the cloudy outlook for the financial system under the heavy pressure of bad-loan problems, as well as the large decline in stock prices. Since then, the economy has continuously remained under severe pressure.

In these business conditions, the ACOM Group regards the current fiscal year as one for restructuring the management base for the benefit of long-term growth, and has conducted a radical review of the business structure for the loan business that is our core operation. Thus we concentrated our efforts on consolidating the system, to make it more flexible and adaptable to the changing circumstances.

As a general measure, we continued to promote branding activities for the purpose of improving ACOM's corporate brand. We also constructed a business structure to further strengthen the cooperation between the Contact Center and the branch offices, and prepared for building a company-wide integrated work management system to improve the efficiency of the administrative and clerical work in the entire group.

We established a special purpose company named "ACOM FUNDING CO., LTD." for the purpose of securing a commitment facility overseas. From there on, we continue to solidify the financial base further by diversifying fund raising and securing stable funds.

As a result, operating income amounted to 217,568 million yen for the current interim accounting period (up 6.8% year on year). On the other hand, as the provision for bad debts increased much more than initially anticipated due to the increased number of filings for personal bankruptcy following the aggravation of the employment and income environment, the operating expense amounted to 135,215 million yen (up 15.4% year on year). Thus the income before extraordinary items was 80,892 million yen (down 7.2% year on year) and the net income for the current interim accounting period amounted to 43,604 million yen (down 11.1% year on year).

(a) Loan Business

In the loan business that forms the core of the ACOM Group's business we have established a new business structure to provide services that match the changes in the market environment, carried out scrap-and-build operation by efficiently relocating MUJINKUN corners, expanded our CD/ATM networks and improved mobile phone services such as e-mail transmission and ACOM service branch guidance.

In the area of credit management, with the concern that delinquent loans and bad debt write-offs would increase because of the continuous high unemployment rate caused by the cutbacks in employment by many companies, etc., we tried to make the granting of credit more appropriate and to put the counseling service in full use. However,

the bad debt write-off ratio of the loan business on a non-consolidated base recorded 2.04%, an increase of 0.65% year on year.

As a result the loans receivable outstanding at the end of current interim accounting period increased by 60,869 million yen to 1,679,529 million yen (up 3.8% year on year) and the interest on loans receivable amounted to 194,744 million yen (up 5.9% year on year).

Additionally SIAM A&C CO., LTD., which operates a hire purchase business in Thailand, started the loan business in July last year and business is going well.

(b) Credit Card Business and Installment Sales Finance Business

In the credit card business we promoted sales of ACOM MasterCard® by expanding the installation of the instant card issuing machines linked with MUJINKUN, our automatic loan application machine. Also we started new sales of tie-up credit cards in alliance with three companies including HIRASEI HOME CENTER, a home improvement retailer mainly based in Niigata Prefecture.

In the installment sales finance business, the Company strengthened the alliance between our Installment Sales Finance Business Department and JCK CREDIT, a 100% owned subsidiary, and tried to concentrate efforts on building up new member vendors. But by reason of decreased sales at vendors due to sluggish personal consumption, the turnover of installment receivables outstanding trends downward.

As a result, the installment receivables outstanding increased by 14,463 million yen during the current interim accounting period and amounted to 284,068 million yen (up 5.4% year on year). The income from credit card and installment sales finance business totaled 14,903 million yen (up 16.7% year on year).

(c) Guarantee Business

In order to strengthen the base of the financial service business further, the Company started a business tie-up with The Hokkaido Bank in May last year. And during the current interim consolidated accounting period we started alliances with three more banks, The Aomori Bank in April, The Hachijuni Bank in June, and The Fukuoka City Bank in August. The number of these alliances totals seven banks and one company. As a result, the guaranteed loans receivable amounted to 32,235 million yen and the operating income of the business totaled 552 million yen.

This business offers loans that are available quickly and easily by amalgamating our personal loan know-how on the granting and assessing of credit with the brand of the financial institution that is the tie-up partner.

(d) Servicer Business

In order to expand the comprehensive financial service business, our company started its servicer business by way of the equity investment in IR Loan Servicing Inc. on July 2 last year. The total principal of consigned and purchased receivables amounted 825,657 million yen for the current interim accounting period.

(e) Other Business

We established a new non-bank company named Tokyo-Mitsubishi Cash One Ltd. with a joint equity investment with the Bank of Tokyo Mitsubishi, Ltd., the Mitsubishi Trust and Banking Corporation, DC CARD CO., LTD., and JACCS CO., LTD. and this new non-bank company started operation on March 4 this year and recorded a 9,796 million yen of loans receivable outstanding at the end of the current interim accounting period. Merging our know-how on consumer finance with the brand power of the financial institutions, we continue to provide new financial services across the boundaries of industry.

(B) Outlook for the Current Fiscal Year

Personal consumption is decreasing due to the aggravated circumstances surrounding employment and personal income, and the strenuous efforts to settle the bad loan problem are expected to have adverse effects on industries and the financial sector. Because of this, the domestic economy is expected to be slowing down.

In the consumer credit market we have to brace ourselves for a more severe phase due to the combined factors of the intensifying competition caused by fully-fledged entries from other industries and the conditions of employment and personal income that give few hopes of improvement.

In order to adapt to such circumstances the ACOM Group will make the best use of our management resources and experts who have special know-how related to granting credit, and the infrastructure for sales activities including branch offices, MUJINKUN machines and ATM networks, and thereby continue to concentrate our efforts on further strengthening the management constitution, expanding sales services, and securing a stable earning base.

In estimating the results of operations for the whole fiscal year, we expect to achieve the consolidated operating income amounting to 436.5 billion yen (up 5.2% year on year), the income before extraordinary items 146.4 billion yen (down 14.8% year on year) and the net income of 79.2 billion yen (down 17.2% year on year).

(2) Financial Position

(A) Overview of Cash Flow for the Current Interim Accounting Period

During the current interim consolidated accounting period cash and cash equivalents (hereafter called "cash") increased by 665 million yen to 120,829 million yen, as the decrease in the cash flow from operating activities due to the increased loans receivable and installment receivables and the decrease in the cash flow from investing activities totaled less than the increase in the cash flow from financing activities.

(Cash Flow from Operating Activities)

During the current interim consolidated accounting period the cash from operating activities decreased by 25,188 million yen. This resulted from the interim net income before income taxes amounting to 77.6 billion yen, an increase of 60,929 million yen in balance of loans receivable for the financial service business, 14,714 million yen in installment receivables outstanding, and payment of income taxes amounting to 43,046 million yen.

(Cash Flow from Investing Activities)

During the current interim consolidated accounting period the cash from investing activities decreased by 6,456 million yen. This is due to 4,444 million yen expended for acquiring investments in securities for investing purposes, and an expenditure of 2,156 million yen for the acquisition of tangible fixed assets used in expanding the Contact Centers' functions.

(Cash Flow from Financing Activities)

During the current interim consolidated accounting period the cash from financing activities increased by 32,977 million yen. This increase resulted from a net increase of 35,154 million yen in the long-term borrowing to meet the funding demands of the financial service business, and a net increase of 9,877 million yen in funds raised by issuing unsecured straight bonds.

(B) Outlook of the Financial Position for the Current Fiscal Year

The full year financial conditions being forecasted, the cash flow from operating activities is estimated to increase 27.3 billion yen, because the increase in the loans receivables outstanding of financial service business will be lower than the net income before income taxes, reflecting the operation plan to improve the soundness of credits under the current business circumstances.

As the Contact Center is scheduled to be relocated and the capital expenditures for the outlets and other facilities are also planned, the cash flow from investing activities is expected to decrease 15.6 billion yen.

In the financing activities the increase of 51.3 billion yen panned in the net amount of fund raisings including long-term borrowing for meeting the funding demand of financial service business. Totaled with the scheduled dividend payment, therefore, the cash flow from financing activities will increase 39.6 billion yen.
All in all, total cash and cash equivalents are estimated to increase by 51.3 billion yen from the preceding financial year.

5. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheets

(Millions of yen)

Subject / Term	Prior interim consolidated accounting period (As of September 30, 2001)		This interim consolidated accounting period (As of September 30, 2002)		Prior consolidated fiscal year (As of March 31, 2002)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Assets)								
I. Current assets	1,922,207	93.8	2,063,990	94.4	2,041,766	94.2	22,224	1.1
Cash and time deposits	53,652		56,035		60,159		(4,123)	(6.9)
Trade notes and accounts receivable	338		519		479		40	8.5
Loans receivable	1,586,216		1,679,529		1,618,660		60,869	3.8
Installment receivables	252,568		284,068		269,605		14,463	5.4
Marketable securities	888		1,479		512		967	188.9
Inventories	7,218		7,358		7,356		2	0.0
Deferred tax assets	26,454		34,272		30,061		4,210	14.8
Short-term loans	45,995		65,988		61,207		4,780	7.8
Deposit for redemption of convertible bonds	—		—		50,000		(50,000)	—
Other current assets	21,221		23,920		22,669		1,250	5.5
Allowances for bad debts	(72,346)		(89,181)		(78,945)		(10,236)	13.0
II. Fixed assets	127,158	6.2	120,264	5.5	123,312	5.7	(3,047)	(2.5)
Tangible fixed assets	67,810	3.3	62,053	2.8	65,268	3.0	(3,214)	(4.9)
Buildings and structures	24,826		23,191		23,943		(751)	(3.1)
Equipment and furniture	16,127		16,286		16,443		(157)	(1.0)
Land	26,821		22,553		24,852		(2,299)	(9.3)
Other tangible fixed assets	34		22		28		(5)	(20.2)
Intangible fixed assets	1,458	0.1	1,456	0.1	1,459	0.1	(2)	(0.1)
Investments and other assets	57,889	2.8	56,753	2.6	56,585	2.6	168	0.3
Investments in securities	29,429		28,345		27,873		471	1.7
Deferred tax assets	1,803		3,310		2,410		900	37.3
Guaranty money deposited	11,727		11,401		11,452		(51)	(0.4)
Prepaid pension expenses	3,250		2,453		3,671		(1,218)	(33.2)
Other investments	14,302		13,791		13,295		496	3.7
Allowance for bad debts	(2,624)		(2,548)		(2,118)		(429)	20.3
III. Deferred assets	—	—	1,593	0.1	1,787	0.1	(193)	(10.9)
Bond discount	—		1,593		1,787		(193)	(10.9)
Total Assets	2,049,366	100.0	2,185,847	100.0	2,166,865	100.0	18,982	0.9

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (As of September30, 2001)		This interim consolidated accounting period (As of September 30, 2002)		Prior consolidated fiscal year (As of March 31, 2002)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Liabilities)								
I. Current liabilities	520,188	25.4	468,599	21.4	552,834	25.5	(84,234)	(15.2)
Notes and accounts payable	7,506		5,683		6,571		(888)	(13.5)
Short-term loans	13,414		12,986		19,337		(6,351)	(32.8)
Current portion of long-term loans	320,500		319,454		329,834		(10,380)	(3.1)
Commercial paper	—		10,000		10,000		—	—
Current portion of bonds and notes	30,000		24,385		34,386		(10,001)	(29.1)
Current portion of convertible bonds	50,000		—		50,000		(50,000)	—
Current portion of accounts payable on transferred specified claims	4,800		3,900		3,900		—	—
Accrued income taxes	41,444		38,919		43,061		(4,141)	(9.6)
Deferred tax liabilities	3		28		27		1	4.7
Allowance for loss on debt guarantees	—		158		12		145	—
Deferred income on installment sales	37,867		40,141		39,437		704	1.8
Other current liabilities	14,651		12,942		16,265		(3,322)	(20.4)
II. Fixed liabilities	987,320	48.2	1,097,221	50.2	1,030,936	47.6	66,284	6.4
Straight bonds	229,000		310,388		290,284		20,103	6.9
Long-term loans	750,821		778,090		732,623		45,466	6.2
Allowance for employees' retirement benefits	3,156		3,438		3,173		264	8.3
Allowance for directors' and corporate auditors' retirement benefits	931		1,019		980		39	4.0
Other fixed liabilities	3,411		4,285		3,874		410	10.6
Total liabilities	1,507,508	73.6	1,565,821	71.6	1,583,771	73.1	(17,950)	(1.1)
(Minority interests in consolidated subsidiaries)								
Minority interests in consolidated subsidiaries	314	0.0	377	0.0	357	0.0	20	5.7
(Shareholders' equity)								
I. Common stock	17,282	0.8	17,282	0.8	17,282	0.8	—	—
II. Additional paid-in capital	25,772	1.3	—	—	25,772	1.2	(25,772)	—
III. Capital surplus	—	—	25,772	1.2	—	—	25,772	—
IV. Consolidated retained earnings	502,537	24.5	—	—	543,276	25.1	(543,276)	—
V. Earned surplus	—	—	580,982	26.6	—	—	580,984	—
VI. Securities valuation adjustment	950	0.1	939	0.1	1,127	0.1	(188)	(16.7)
VII. Foreign currency translation adjustments	(1,203)	(0.1)	(1,523)	(0.1)	(920)	(0.1)	(603)	65.6
VIII. Treasury stock	(3,797)	(0.2)	(3,803)	(0.2)	(3,802)	(0.2)	(1)	0.0
Total shareholders' equity	541,543	26.4	619,649	28.4	582,737	26.9	36,912	6.3
Total liabilities, minority interests, and shareholders' equity	2,049,366	100.0	2,185,847	100.0	2,166,865	100.0	18,982	0.9

(2) Interim Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period From April 1, 2001 to September 30, 2001		This interim consolidated accounting period From April 1, 2002 to September 30, 2002		Change		Prior consolidated fiscal year From April 1, 2001 to March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		
I. Operating income	203,725	100.0	217,568	100.0	13,842	6.8	414,918	100.0
Interest on loans receivable	183,963		194,744		10,780	5.9	373,526	
Fees from credit card business	1,723		2,397		673	39.1	3,755	
Fees from installment sales finance business	11,051		12,506		1,455	13.2	23,044	
Fees on guaranteed loans receivable	17		460		443	—	114	
Collection of purchased receivables	20		106		86	427.5	149	
Other financial income	11		15		4	35.9	24	
Sales	3,296		3,110		(186)	(5.6)	6,481	
Other operating income	3,642		4,227		585	16.1	7,823	
II. Operating expenses	117,176	57.5	135,215	62.1	18,038	15.4	243,669	58.7
Financial expenses	14,576	7.2	15,704	7.2	1,128	7.7	29,903	7.2
Cost of purchased receivables	6	0.0	25	0.0	19	318.1	52	0.0
Cost of sales	1,915	0.9	1,824	0.8	(91)	(4.8)	3,850	0.9
Other operating expenses	100,678	49.4	117,660	54.1	16,981	16.9	209,863	50.6
Operating profit	86,549	42.5	82,353	37.9	(4,196)	(4.8)	171,248	41.3
III Non-operating income	888	0.4	638	0.3	(250)	(28.2)	2,027	0.5
Interest income	69		82		13	18.9	383	
Dividends received	127		113		(13)	(10.8)	187	
Gains on sale of marketable securities	51		—		(51)	—	289	
Rent from corporate residence	199		209		10	5.3	404	
Other non-operating income	441		232		(208)	(47.3)	760	
IV. Non-operating expenses	301	0.1	2,098	1.0	1,797	596.7	1,440	0.4
Interest expenses	46		18		(27)	(58.9)	78	
Bond issue expenses	10		4		(5)	(52.2)	10	
Loss on sales of marketable securities	—		14		14	—	—	
Loss on investments in equity-method affiliates	96		1,964		1,867	—	920	
Stock offering expenses	112		—		(112)	—	112	
Other non-operating expenses	36		96		60	166.0	318	
Income before extraordinary items	87,136	42.8	80,892	37.2	(6,243)	(7.2)	171,836	41.4
V. Extraordinary income	2,181	1.1	0	0.0	(2,181)	—	2,310	0.6
Gains on sale of fixed assets	2,181		0		(2,181)	—	2,310	
Gains on sales of investment in marketable securities	—		0		0	—	—	
VI. Extraordinary losses	4,146	2.1	3,292	1.5	(854)	(20.6)	7,266	1.8
Losses on amendment to income and expenses from previous fiscal year	—		—		—	—	70	
Loss on sale of fixed assets	3,473		2,230		(1,243)	(35.8)	5,579	
Loss on disposal of fixed assets	273		289		16	5.9	596	
Loss on sales of investment in marketable securities	—		—		—	—	74	
Loss on revaluation of investments in marketable securities	104		578		474	455.5	412	
Other extraordinary losses	295		194		(101)	(34.3)	533	
Income before income taxes	85,170	41.8	77,600	35.7	(7,570)	(8.9)	166,880	40.2
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	41,409	17.7	38,918	15.7	(2,491)	(6.1)	80,787	17.2
Deferred income taxes	(5,273)		(4,981)		291		(9,562)	
Gain (loss) on minority interests in consolidated subsidiaries	(13)	(0.0)	58	0.0	72	—	18	0.0
Net income	49,047	24.1	43,604	20.0	(5,442)	(11.1)	95,637	23.0

(3) Interim Consolidated Statements of Surplus

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period From April 1, 2001 to September 30, 2001		This interim consolidated accounting period From April 1, 2002 to September 30, 2002		Prior consolidated fiscal year From April 1, 2001 to March 31, 2002	
	Amount		Amount		Amount	
I. Consolidated retained earnings at the beginning of the fiscal year		458,669		—		458,669
II. Decrease in consolidated retained earnings						
Dividends	5,132		—		10,983	
Directors' bonus	47	5,179	—	—	47	11,030
III. Net income		49,047		—		95,637
IV. Consolidated retained earnings at the end of the fiscal year		502,537		—		543,276
(Capital Surplus)						
I. Capital surplus at the beginning of the fiscal year						
Capital surplus at the beginning of the fiscal year	—	—	25,772	25,772	—	—
II. Capital surplus at the end of the interim accounting period and fiscal year		—		25,772		—
(Earned Surplus)						
I. Earned surplus at the beginning of the fiscal year						
Earned surplus at the beginning of the fiscal year	—	—	543,276	543,276	—	—
II. Increase in earned surplus						
Net income	—	—	43,604	43,604	—	—
III. Decrease in earned surplus						
Dividends	—		5,851		—	
Directors' bonus	—	—	47	5,898	—	—
IV. Earned surplus at the end of the interim accounting period and fiscal year		—		580,982		—

(4) Interim Consolidated Statements of Cash Flows

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period From April 1, 2001 to September 30, 2001	This interim consolidated accounting period From April 1, 2002 to September 30, 2002	Change	Prior consolidated fiscal year From April 1, 2001 to March 31, 2002
	Amount	Amount	Amount	Amount
I. Cash flows from operating activities				
Income before income taxes	85,170	77,600	(7,570)	166,880
Depreciation and amortization	3,066	2,883	(183)	6,529
Increase in allowance for bad debts	10,608	10,676	68	16,695
Increase in allowance for loss on debt guarantees	—	145	145	12
Increase in allowance for employees' retirement benefits	63	264	200	81
Increase (decrease) in allowance for directors' and statutory auditors' retirement benefits	44	39	(5)	93
Non-operating interest and dividends income	(196)	(196)	0	(571)
Loss on sales of marketable securities	(51)	14	65	(289)
Non-operating interest expense	46	18	(27)	78
Amortization of bond discount	—	200	200	183
Bond-issue expenses	204	215	10	639
Loss (gain) on foreign currency exchanges	23	99	75	(1)
Loss on investments in equity-method	96	1,964	1,867	920
Loss on sales of tangible fixed assets	915	2,230	1,314	2,892
Loss on disposal of tangible fixed assets	273	289	16	596
Loss (gain) on sales of investments in securities	—	(0)	(0)	74
Loss on revaluation of investments in securities	104	578	474	412
Increase (decrease) in notes and accounts receivable	116	(40)	(156)	(21)
Increase in loans outstanding	(89,170)	(60,929)	28,240	(121,614)
Increase in installment sales receivables	(28,826)	(14,714)	14,111	(45,486)
Decrease (increase) in inventories	10	(2)	(12)	(127)
Increase in other current assets	(1,364)	(1,267)	97	(2,680)
Decrease in notes and accounts payable	(2,216)	(878)	1,338	(3,169)
Increase in deferred income on installment sales	4,264	734	(3,530)	5,784
Increase (decrease) in other current liabilities	152	(3,462)	(3,614)	2,321
Bonus paid to directors	(47)	(47)	—	(47)
Increase in other operating activities	121	1,254	1,132	1,092
Subtotal	(16,590)	17,670	34,260	31,278
Non-operating interest and dividends received	194	203	8	662
Non-operating interest paid	(52)	(15)	37	(110)
Income taxes paid	(40,556)	(43,046)	(2,489)	(78,384)
Cash used in operating activities	(57,005)	(25,188)	31,816	(46,554)

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period From April 1, 2001 to September 30, 2001	This interim consolidated accounting period From April 1, 2002 to September 30, 2002	Change	Prior consolidated fiscal year From April 1, 2001 to March 31, 2002
	Amount	Amount	Amount	Amount
II. Cash flow from investing activities				
Additions to time deposit	(78)	(13)	64	(81)
Maturity of time deposit	77	11	(65)	98
Purchase of marketable securities	—	—	—	(5)
Proceeds from sale of marketable securities	186	117	(69)	1,355
Purchase of tangible fixed assets	(2,663)	(2,156)	507	(6,268)
Proceeds from sale of tangible fixed assets	6,788	150	(6,637)	7,187
Purchase of investment securities	(7,626)	(4,444)	3,182	(8,019)
Proceeds from sale of investment securities	—	12	12	—
Proceeds from collection of loans	17	17	—	34
Income from transfer of business	350	—	(350)	350
Increase in other investments	(394)	(863)	(468)	(847)
Decrease in other investments	166	692	526	337
Decrease (increase) in other investment activities	97	19	(77)	268
Net cash provided by (used in) investing activities	(3,079)	(6,456)	(3,376)	(5,590)
III. Cash flow from financing activities				
Proceeds from short-term loans	36,891	37,389	498	73,070
Repayments of short-term loans	(38,080)	(43,563)	(5,483)	(68,680)
Proceeds from issue of commercial paper	-	20,000	20,000	10,000
Payments for redemption of commercial paper	(12,000)	(20,000)	(8,000)	(12,000)
Proceeds from issue of straight bonds	30,780	30,081	(699)	103,034
Payments for redemption of straight bonds	(20,000)	(20,203)	(203)	(30,179)
Payment for redemption of convertible bonds	—	(50,000)	(50,000)	—
Appropriation of deposit for redemption of convertible bonds	—	50,000	50,000	—
Payments of deposit for redemption of convertible bonds	—	—	—	(50,000)
Proceeds from long-term debt	237,119	200,324	(36,795)	420,532
Repayments of long-term debt	(170,172)	165,169	5,002	(362,449)
Proceeds from subsidiary's shares issued to minority shareholders	—	28	28	—
Payments for purchase of treasury stock	(3,797)	(1)	3,796	(3,801)
Cash dividends paid by the parent company	(5,133)	(5,851)	(717)	(10,986)
Cash dividends paid to minority shareholders	—	(56)	(56)	—
Decrease in other financing activities	—	—	—	(900)
Net cash provided by financing activities	55,608	32,977	(22,631)	67,639
IV. Effect of exchange rate change on cash and cash equivalents	(3)	(666)	(662)	42
V. Increase (decrease) in cash and cash equivalents	(4,480)	665	5,146	15,536
VI. Cash and cash equivalents at the beginning of the year	104,627	120,163	15,536	104,627
VII. Cash and cash equivalents at the end of the year	100,146	120,829	20,682	120,163

(5) Significant Items Relating to the Preparation of Interim Consolidated Financial Statements

(A) Extent of consolidation

Number of consolidated subsidiaries: 16

For the names of consolidated subsidiaries, please refer to the section entitles "1. State of Business Group."

From this interim consolidated accounting period, ACOM FUNDING CO., LTD., a newly established company, has been accounted for as a consolidated subsidiary.

1990 K PARTNERSHIP, a consolidated subsidiary, was excluded from consolidation as it had been dissolved in the prior consolidated accounting period.

(B) Application of the equity method

Number of equity method affiliates: 3

For the names of equity method affiliates, please refer to the section entitles "1. State of Business Group."

CHAILEASE ACOM FINANCE CO., LTD. closes its account for the interim period on June 30, and uses the financial statements as of this date.

(C) Matters relating to fiscal year, etc. of subsidiaries

The interim periods of the following consolidated subsidiaries end on June 30:

ACOM (U.S.A.) INC.
ACOM INTERNATIONAL, INC.
ACOM PACIFIC, INC.
SIAM A&C CO., LTD.
ACOM CAPITAL CO., LTD.
ACOM FUNDING CO., LTD.

The interim consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the interim consolidated settlement date are subject to the adjustment necessary for consolidation.

ACOM FUNDING CO., LTD. was established after June 30, therefore, important matters that occurred between the established date and the interim consolidated settlement date are subjected to the adjustment necessary for consolidation.

(D) Significant accounting policies

(a) Valuation and computation of assets

(1) Marketable securities

Securities held to maturity ... Amortized cost method (straight-line method)

Other securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim accounting period
(The difference between the carrying value and the market value is included in equity)
(Cost of securities sold is computed using the moving average method)

Where there is no market price

Cost determined by the moving average method

(2) Inventories

Purchased receivables ... Cost on an individual specified cost basis

Merchandise

Paintings ... Cost on an individual specified cost basis
Others merchandise ... Cost based on the last purchase price method

Miscellaneous items ... Cost based on the first-in first-out method

(3) Derivative transactions

Option transaction ... Market value
Swap transaction ... Market value

(b) Depreciation of property, plant and equipment

(1) Tangible fixed assets

At the Company and its domestic consolidated subsidiaries ... Declining balance method
At overseas consolidated subsidiaries ... Straight-line method
(Depreciable life)

Buildings and structures ... 3 to 50 years
Vehicles and delivery equipment ... 4 to 6 years
Equipment and furniture ... 2 to 20 years

(2) Intangible fixed assets ... Straight-line method

(3) Long-term prepaid expenses ... Amortized in equal installments

(4) Deferred assets

Bond issue expenses ... Entire amount expensed as incurred
Bond discounts ... Amortized over the redemption period

(c) Basis for calculating allowances

(1) Allowance for bad debts

In providing for bad debts, the Company and its domestic consolidated subsidiaries make an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

Overseas consolidated subsidiaries make an allowance as necessary having considered the likelihood of recovery on an individual basis.

(2) Allowance for loss on debt guarantees

In providing allowance for loss on debt guarantees, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the interim consolidated accounting period.

(3) Allowance for retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for retirement benefits based on projected retirement obligations and pension fund asset at the end of the consolidated fiscal year. Adjustments are made to determine the amounts applicable to the end of interim consolidated accounting period.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

An overseas consolidated subsidiary makes provisions for retirement benefits based on projected retirement obligations at the end of the fiscal year. Adjustments are made to determine the amounts applicable to the end of interim accounting period.

(4) Allowance for directors' and statutory auditors' retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for directors' and corporate auditors' retirement benefits at the end of the interim accounting period in accordance with the Company's internal rules.

(d) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing the interim financial statements of consolidated companies on which interim consolidated financial statements are based

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the interim consolidated accounting date, and differences in currency translation are added up as profit or loss.

The assets and liabilities, and profit and expenses of overseas subsidiaries and others are converted into yen using the spot market rate for the interim consolidated accounting date, and differences in currency translation are added up as minority shareholders' interest and as currency translation adjustment accounts under shareholders' equity.

(e) Accounting for lease transactions

The Company and its domestic consolidated subsidiaries account for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(f) Accounting for hedging activities

(1) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps and currency swaps when meet certain conditions are accounted for according to exceptional treatments.

(2) Hedging instruments and items hedged

Interest related derivatives

Hedging instruments ... Interest-rate swaps agreements and interest-rate caps

Items hedged ... Loans with variable interest rates

Currency related derivatives

Hedging instruments ... Currency swaps agreements

Items hedged ... Loans denominated in foreign currency

(3) Hedging policy

The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

The Company and consolidated subsidiaries enter into derivative contracts such as currency swap agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its foreign currency loans.

Derivative transactions are entered into in compliance with the Companies' internal rules.

(4) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and foreign currency exchange rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(g) Other significant accounting policies for the preparation of consolidated financial statements

(1) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers … Recognized mainly by credit-balance method

Fees from member outlets … Recognized as fees when treated

Income from installment sales finance business

Fees from customers and member outlets … Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivable … Recognized by credit-balance method

(2) Treatment of consumption tax, etc

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(E) Cash and Cash Equivalents as Stated in Consolidated Statements of Cash Flows

Cash and cash equivalents include cash at hand, highly liquid deposits at banks and short-term investments with negligible risk of fluctuation in value and maturities of less than three months.

(Additional information)

(Accounting for treasury stock and reversal of legal reserves)

From this interim consolidated accounting period, the Financial Accounting Standards No. 1, "Accounting Standard for Treasury Stock and Reversal of Legal Reserves", issued by the Accounting Standards Board of Japan on February 21, 2002, was adopted.

The effect of this change on net income for this interim consolidated accounting period was nil.

(Interim consolidated balance sheets)

In accordance with the amendments to the "Regulations Concerning Terminology, Forms and Methods of Preparation of Interim Consolidated Financial Statements," from this interim consolidated accounting period, "Additional paid-in capital" and "Consolidated retained earnings" were reclassified to and reported as "Capital surplus" and "Earned surplus", respectively.

(Interim consolidated statements of surplus)

1. In accordance with the amendments to the "Regulations Concerning Terminology, Forms and Methods of Preparation of Interim Consolidated Financial Statements," from this interim consolidated accounting period, "Capital surplus" and "Earned surplus" are disclosed separately in the Interim Consolidated Statements of Surplus.
2. In accordance with the amendments to the "Regulations Concerning Terminology, Forms and Methods of Preparation of Interim Consolidated Financial Statements," from this interim consolidated accounting period, "Consolidated retained earnings at the beginning of the fiscal year" is reported as "Earned surplus at the beginning of the fiscal year", "Increase in consolidated retained earnings" as "Increase in earned surplus", and "Decrease in consolidated retained earnings" as "Decrease in earned surplus."

   In addition, "Net income", which was reported as a separate title in the prior interim consolidated accounting period, is now reported as an item in the "Increase in earned surplus" section.

(6) Notes to Interim Consolidated Balance Sheets

Prior interim consolidated accounting period (As of September 30, 2001)	This interim consolidated accounting period (As of September 30, 2002)	Prior consolidated fiscal year (As of March 31, 2002)
1. Cumulative depreciation of tangible fixed assets 38,168 million yen	1. Cumulative depreciation of tangible fixed assets 41,835 million yen	1. Cumulative depreciation of tangible fixed assets 40,024 million yen
2. Assets pledged as security (Millions of yen) (1) Pledged assets Loan receivable 644,785 <147,897> Installment receivables 1,459 Buildings and structures 2,327 Land 6,370 Investment in securities 2,560 Total 657,503 <147,897> (2) Secured liabilities Short-term loans 1,125 <1,000> Current portion of long-term loans 194,267 <40,132> Long-term loans 455,615 <106,297> Total 651,007 <147,429> Figures in brackets represent amounts engaged in transfer of liabilities	2. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 1,194 Loan receivable 668,272 <143,846> Installment receivables 432 Buildings and structures 2,251 Land 6,074 Total 678,226 <143,846> (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of long-term loans 193,620 <43,556> Current portion of bonds and notes 385 Bonds 25,088 Long-term loans 441,869 <98,984> Total 661,964 <143,540> Figures in brackets represent amounts engaged in transfer of liabilities	2. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 1,194 Loan receivable 688,230 <147,347> Installment receivables 877 Buildings and structures 2,220 Land 6,074 Total 698,597 <147,347> (2) Secured liabilities Short-term loans 1,062 <1,000> Current portion of long-term loans 199,357 <43,582> Current portion of bonds and notes 386 Bonds 25,284 Long-term loans 447,414 <102,460> Total 673,505 <147,042> Figures in brackets represent amounts engaged in transfer of liabilities
3. Guarantee liabilities (1) Amount of guaranteed loans of guarantee business 3,924 millions of yen (2) Amount of guaranteed liabilities of affiliated companies CHAILEASE ACOM FINANCE CO., LTD. 273 million yen	3. Guarantee liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 32,235 Allowance for loss on debt guarantees <158> Net 32,077 (2) Amount of guaranteed liabilities of affiliated companies CHAILEASE ACOM FINANCE CO., LTD. 491 million yen	3. Guarantee liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 9,539 Allowance for loss on debt guarantees <12> Net 9,526 (2) Amount of guaranteed liabilities of affiliated companies CHAILEASE ACOM FINANCE CO., LTD. 381 million yen
4. Notes endorsed for payment 8 million yen	4. —	4. Notes endorsed for payment 1 million yen
5. Notes maturing at the end of the interim consolidated accounting period Notes maturing on the balance sheet date were accounted for on the day of settlement. As the balance sheet date fell on a non-business day for financial institutions, 4 million yen in notes maturing on this date have been included in the balance shown in the interim consolidated financial statements.	5. —	5. Notes maturing at the end of the consolidated fiscal year Notes maturing on the balance sheet date were accounted for on the day of settlement. As the balance sheet date fell on a non-business day for financial institutions, 4 million yen in notes maturing on this date have been included in the balance shown in the consolidated financial statements.

Prior interim consolidated accounting period (As of September 30, 2001)	This interim consolidated accounting period (As of September 30, 2002)	Prior consolidated fiscal year (As of March 31, 2002)
6. —	6. —	6. Convertible bonds maturing at the end of the consolidated fiscal year Convertible bonds fell due on March 31, 2002, which was a bank holiday at payment place; therefore, the actual redemption date was April 2, 2002. As a result, deposit for redemption of convertible bonds is included in current assets, and the same amount is also included as current portion of convertible bonds in current liabilities to offset the amount.
7. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 583,486 million yen at the end of the interim consolidated accounting period. This included a total of 334,387 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim consolidated accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.	7. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 612,086 million yen at the end of the interim consolidated accounting period. This included a total of 357,789 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim consolidated accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.	7. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 526,860 million yen at the end of the consolidated fiscal year. This included a total of 274,233 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the consolidated fiscal year. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.

Prior interim consolidated accounting period (As of September 30, 2001)	This interim consolidated accounting period (As of September 30, 2002)	Prior consolidated fiscal year (As of March 31, 2002)

Prior interim consolidated accounting period (As of September 30, 2001)

8. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 3,755 million yen for debtors who have petitioned for bankruptcy as of the end of the interim consolidated accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 15,059 million yen. Under the policies stipulated in Japan's tax laws, 8,021 million yen of this amount would be classified as loans overdue by three months or more, 1,685 million yen as restructured loans and 5,353 million yen as loans no longer in arrears.

Under the policies adopted in prior fiscal years (accrued interest is charged on loans less than one year in arrears), loans in arrears include additional 20,103 million yen, 13,065 million yen of this amount would be classified as loans overdue by three months ore more, 1,685 million yen as restructured loans and 5,353 million yen as loans no longer in arrears.

Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(5,193) 5,193	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(6,459) 21,518	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(8,647) 626	Loans other than the above that are overdue by three months or more.
Restructured loans	(15,658) 13,972	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(35,959) 41,311	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

This interim consolidated accounting period (As of September 30, 2002)

8. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 5,464 million yen for debtors who have petitioned for bankruptcy as of the end of the interim consolidated accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 17,810 million yen. Under the policies stipulated in Japan's tax laws, 9,505 million yen of this amount would be classified as loans overdue by three months or more, 1,902 million yen as restructured loans and 6,403 million yen as loans no longer in arrears.

Accrued interest on the loans of domestic consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(8,228) 8,228	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(8,899) 26,710	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(10,371) 866	Loans other than the above that are overdue by three months or more.
Restructured loans	(17,722) 15,820	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(45,222) 51,625	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior consolidated fiscal year (As of March 31, 2002)

8. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 4,951 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 13,135 million yen. Under the policies stipulated in Japan's tax laws, 7,456 million yen of this amount would be classified as loans overdue by three months or more, 1,823 million yen as restructured loans and 3,854 million yen as loans no longer in arrears.

Under the policies adopted in prior fiscal years (accrued interest is charged on loans less than one year in arrears), loans in arrears include additional 19,949 million yen, 14,270 million yen of this amount would be classified as loans overdue by three months ore more, 1,823 million yen as restructured loans and 3,854 million yen as loans no longer in arrears.

Accrued interest on the loans of domestic consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, and that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,204) 7,204	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(8,616) 21,751	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(7,975) 519	Loans other than the above that are overdue by three months or more.
Restructured loans	(16,865) 15,041	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(40,661) 44,516	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior interim consolidated accounting period (As of September 30, 2001)	This interim consolidated accounting period (As of September 30, 2002)	Prior consolidated fiscal year (As of March 31, 2002)
9. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 45,995 million yen Market value of marketable securities purchased at the end of the consolidated accounting period 45,951 million yen	9. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 65,988 million yen Market value of marketable securities purchased at the end of the consolidated accounting period 66,007 million yen	9. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 61,207 million yen Market value of marketable securities purchased at the end of the consolidated accounting period 61,259 million yen
10. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and its consolidated subsidiaries maintain overdraft contracts with 8 financial institutions and designated commitment line contracts with 4 financial institutions. As of the end of the current interim consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 162,385 Amount of borrowing 3,970 Unused amount 158,415	10. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and its consolidated subsidiaries maintain overdraft contracts with 5 financial institutions and designated commitment line contracts with 13 financial institutions. As of the end of the current interim consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment l line 429,425 Amount of borrowing 57,313 Unused amount 372,112	10. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and its consolidated subsidiaries maintain overdraft contracts with 5 financial institutions and designated commitment line contracts with 10 financial institutions. As of the end of the current consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 187,609 Amount of borrowing 28,305 Unused amount 159,304

(7) Notes to Interim Consolidated Income Statements

Prior interim consolidated accounting period (From April 1, 2001 to September 30, 2001)	This interim consolidated accounting period (From April 1, 2002 to September 30, 2002)	Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)
1. Other principal financial income (Millions of yen) Interest on deposits 7 Interest on loans 4	1. Other principal financial income (Millions of yen) Interest on deposits 11 Interest on loans 4	1. Other principal financial income (Millions of yen) Interest on deposits 15 Interest on loans 8
2. Principal financial expenses (Millions of yen) Interest paid 11,188 Interest on corporate bonds 2,472 Bond issue expense 194	2. Principal financial expenses (Millions of yen) Interest paid 11,103 Interest on corporate bonds 3,017 Amortization of bond discount 200 Bond issue expense 210	2. Principal financial expenses (Millions of yen) Interest paid 22,602 Interest on corporate bonds 5,000 Amortization of bond discount 183 Bond issue expense 629
3. Principal items of operational expenses (Millions of yen) Advertising expenses 8,971 Provision for bad debts 34,503 Salaries 15,780 Retirement benefit expenses 1,497 Provision for directors' and corporate auditors' retirement benefits 50 Welfare expenses 1,859 Leases 8,136 Depreciation expenses 2,760 Fees 9,279	3. Principal items of operational expenses (Millions of yen) Advertising expenses 7,855 Provision for bad debts 48,165 Provision for loss on debt guarantees 158 Salaries 16,541 Retirement benefit expenses 2,021 Provision for directors' and corporate auditors' retirement benefits 54 Welfare expenses 1,886 Leases 8,090 Depreciation expenses 2,701 Fees 10,663	3. Principal items of operational expenses (Millions of yen) Advertising expenses 18,678 Provision for bad debts 72,034 Provision for loss on debt guarantees 12 Salaries 31,624 Retirement benefit expenses 2,950 Provision for directors' and corporate auditors' retirement benefits 100 Welfare expenses 3,877 Leases 16,102 Depreciation expenses 6,022 Fees 21,701

Prior interim consolidated accounting period (From April 1, 2001 to September 30, 2001)	This interim consolidated accounting period (From April 1, 2002 to September 30, 2002)	Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)
4. Gains on sales of fixed assets are from the sale of equipment and furniture. (Millions of yen) Buildings and structures 1,011 Equipment and furniture 0 Land 1,169 Intangible fixed assets 0 Total 2,181	4. Gains on sales of fixed assets are resulted from sales of equipment and furniture	4. Gains on sales of fixed assets (Millions of yen) Buildings and structures 1,071 Equipment and furniture 0 Land 1,238 Intangible fixed assets 0 Total 2,310
5. —	5. —	5. Losses on prior-year adjustments resulted from the amortization of security deposit in the previous fiscal year.
6. Loss on sales of fixed assets (Millions of yen) Buildings and structures 537 <515> Equipment and furniture 6 <6> Lands 2,551 <2,549> Intangible fixed assets 376 <376> Total 3,473 <3,449> Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.	6. Loss on sales of fixed assets (Millions of yen) Buildings and structures 49 <24> Equipment and furniture 0 <0> Lands 2,180 <1,246> Total 2,230 <1,270> Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.	6. Loss on sales of fixed assets (Millions of yen) Buildings and structures 670 <648> Equipment and furniture 7 <6> Lands 4,525 <4,523> Intangible fixed assets 377 <376> Total 5,579 <5,555> Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.
7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below (Millions of yen) Buildings and structures 226 Equipment and furniture 46 Total 273	7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below (Millions of yen) Buildings and structures 250 Equipment and furniture 39 Total 289	7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below (Millions of yen) Buildings and structures 432 Equipment and furniture 163 Total 596
8. Breakdown of other extraordinary losses (Millions of yen) Loss on settlement of swaps 103 Loss on revaluation of investment 24 Valuation loss of golf club memberships 2 Temporary amortization of long-term prepaid expenses 165 Total 295	8. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 37 Provision for default of golf club memberships 136 Loss on sales of golf club memberships 10 Temporary amortization of long-term prepaid expenses 10 Total 194	8. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 88 Provision for default of golf club memberships 66 Loss on settlement of swap 185 Temporary amortization of long-term prepaid expenses 193 Total 533
9. Basis for classification of financial income and expenditure on the interim consolidated income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.	9. Basis for classification of financial income and expenditure on the interim consolidate income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.	9. Basis for classification of financial income and expenditure on the consolidated income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.

(8) Notes to Interim Consolidated Statements of Cash Flows

Prior interim consolidated accounting period (From April 1, 2001 to September 30, 2001)		This interim consolidated accounting period (From April 1, 2002 to September 30, 2002)		Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)	
1. Relationship between cash and cash equivalents at the end of the interim accounting period and interim consolidated balance sheet items as at September 30, 2001.	(Millions of yen)	1. Relationship between cash and cash equivalents at the end of the interim accounting period and interim consolidated balance sheet items as at September 30, 2002.	(Millions of yen)	1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as at March 31, 2002.	(Millions of yen)
Cash and time deposits	53,652	Cash and time deposits	56,035	Cash and time deposits	60,159
Marketable securities	888	Marketable securities	1,479	Marketable securities	512
Short-term loans	45,995	Short-term loans	65,988	Short-term loans	61,207
Time deposits and certificates of which term of deposit is more than three months	(85)	Time deposits and certificates of which term of deposit is more than three months	(69)	Time deposits and certificates of which term of deposit is more than three months	(68)
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(304)	Bank deposits pledged as collateral	(1,194)	Bank deposits pledged as collateral	(1,194)
Cash and cash equivalents	100,146	Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(1,409)	Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(452)
		Cash and cash equivalents	120,829	Cash and cash equivalents	120,163

(9) Segment Information

(A) Business segment information

Prior interim consolidated accounting period (from April 1, 2001 to September 30, 2001)

(Millions of yen)

	Financial Service Business	Other Business	Total	Adjustments and Elimination	Consolidated
Sales					
(1) Sales to external customers	200,405	3,320	203,725	—	203,725
(2) Inter segment sales and transfers	—	7,128	7,128	(7,128)	—
Total	200,405	10,449	210,854	(7,128)	203,725
Operating expenses	110,799	9,663	120,463	(3,286)	117,176
Operating profit	89,605	785	90,390	(3,841)	86,549

Notes 1. Method of classification of businesses

Businesses are classified according to their types, characteristics and similarities in operating transactions.

2. Principal activities of each business

(1) Financial service business: loan business, credit card business, installment sales finance business, loan guarantee business, etc.

(2) Other businesses: Rental business and management of real estate.

3. Unallocated operating expenses included in "adjustments and elimination" were 3,881 million yen, and the expenses relating to the general affairs and accounting section of the Company.

This Interim consolidated accounting period (from April 1, 2002 to September 30, 2002)

(Millions of yen)

	Financial Service Business	Other Business	Total	Adjustments and Elimination	Consolidated
Sales					
(1) Sales to external customers	214,620	2,947	217,568	—	217,568
(2) Inter segment sales and transfers	—	7,969	7,969	(7,969)	—
Total	214,620	10,917	225,538	(7,969)	217,568
Operating expenses	128,693	10,480	139,173	(3,958)	135,215
Operating profit	85,927	437	86,364	(4,011)	82,353

Notes 1. Method of classification of businesses

Businesses are classified according to their types, characteristics and similarities in operating transactions.

2. Principal activities of each business

(1) Financial service business: loan business, credit card business, installment sales finance business, loan guarantee business, etc.

(2) Other businesses: Rental business and management of real estate.

3. Unallocated operating expenses included in "adjustments and elimination" were 4,062 million yen, and the expenses relating to the general affairs and accounting section of the Company.

Prior consolidated fiscal year (from April 1, 2001 to March 31, 2002)

(Millions of yen)

	Financial Service Business	Other Business	Total	Adjustments and Elimination	Consolidated
Sales					
(1) Sales to external customers	408,431	6,487	414,918	—	414,918
(2) Inter segment sales and transfers	—	14,671	14,671	(14,671)	—
Total	408,431	21,158	429,589	(14,671)	414,918
Operating expenses	230,284	19,876	250,160	(6,491)	243,669
Operating profit	178,146	1,282	179,429	(8,180)	171,248

Notes 1. Method of classification of businesses

Businesses are classified according to their types, characteristics and similarities in operating transactions.

2. Principal activities of each business

(1) Financial service business: loan business, credit card business, installment sales finance business, loan guarantee business, etc.

(2) Other businesses: Rental business and management of real estate.

3. Unallocated operating expenses included in "adjustments and elimination" were 8,280 million yen, and the expenses relating to the general affairs and accounting section of the Company.

(B) Geographical segment information

Prior interim consolidated accounting period (from April 1, 2001 to September 30, 2001)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

This interim consolidated accounting period (from April 1, 2002 to September 30, 2002)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

Prior consolidated fiscal year (from April 1, 2001 to March 31, 2002)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

Prior interim consolidated accounting period (from April 1, 2001 to September 30, 2001)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

This interim consolidated accounting period (from April 1, 2002 to September 30, 2002)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

Prior consolidated fiscal year (from April 1, 2001 to March 31, 2002)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

(10) Lease Transactions

Prior interim consolidated accounting period (From April 1, 2001 to September 30, 2001)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	213	96	117
Equipment and furniture	14,187	8,838	5,348
Total	14,401	8,934	5,466

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	2,955
More than one year	2,660
Total	5,615

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	2,083
Equivalent of depreciation	1,951
Equivalent of interest payable	102

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees (Millions of yen)

Within a year	4
More than one year	11
Total	16

This interim consolidated accounting period (From April 1, 2002 to September 30, 2002)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	7	0	6
Vehicles and delivery equipment	224	108	115
Equipment and furniture	10,739	6,300	4,438
Total	10,970	6,409	4,560

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	2,158
More than one year	2,502
Total	4,661

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	1,613
Equivalent of depreciation	1,516
Equivalent of interest payable	77

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees (Millions of yen)

Within a year	5
More than one year	11
Total	16

Prior consolidated fiscal year (From April 1, 2001 to March 31, 2002)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	7	0	6
Vehicles and delivery equipment	222	118	103
Equipment and furniture	12,641	7,523	5,117
Total	12,870	7,642	5,228

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	2,607
More than one year	2,740
Total	5,347

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	3,924
Equivalent of depreciation	3,681
Equivalent of interest payable	190

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees (Millions of yen)

Within a year	5
More than one year	14
Total	19

(11) Marketable Securities

(A) Bonds held to maturity with market quotations

(Millions of yen)

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2001)			This interim consolidated accounting period (As of September 30, 2002)			Prior consolidated fiscal year (As of March 31, 2002)		
	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)
(a) Government/municipal	—	—	—	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—	—	—	—
(c) Miscellaneous	5	5	(0)	4,000	3,967	(32)	—	—	—
Total	5	5	(0)	4,000	3,967	(32)	—	—	—

(B) Other marketable securities with market quotation

(Millions of yen)

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2001)			This interim consolidated accounting period (As of September 30, 2002)			Prior consolidated fiscal year (As of March 31, 2002)		
	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)
(a) Stocks	15,538	17,459	1,921	15,049	16,857	1,808	14,875	16,999	2,124
(b) Bonds									
Government/municipal	79	84	4	80	86	6	80	85	5
Corporate	85	142	56	85	144	58	85	158	72
Miscellaneous	268	244	(24)	123	109	(14)	223	220	(3)
(c) Other	3824	3,472	(352)	3,410	3,140	(270)	3,522	3,231	(291)
Subtotal	19,797	21,403	1,606	18,750	20,338	1,588	18,788	20,695	1,906

Note: In this interim consolidated accounting period, impairment loss of 557 million yen was recorded wit respect to other securities with market prices.
Impairment loss is recorded when (i) the market price of a given marketable security fell below 50% of its original cost, and is deemed unlikely to recover to the level of the cost, or (ii) the market price fell below 30% to 50% of the cost, and the rate of decline remained 30% or higher during the past one year.

(C) Principal marketable securities where there is no market quotation

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2001)	This interim consolidated accounting period (As of September 30, 2002)	Prior consolidated fiscal year (As of March 31, 2002)
	Amount recorded on interim consolidated balance sheet	Amount recorded on interim consolidated balance sheet	Amount recorded on consolidated balance sheet
Other marketable securities			
Money management funds	509	—	—
Unlisted securities (excluding OTC securities)	1,027	922	1,160

(12) Derivative Transaction

Prior interim consolidated accounting period (from April 1, 2001 to September 30, 2001)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

This Interim consolidated accounting period (from April 1, 2002 to September 30, 2002)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

Prior consolidated fiscal year (from April 1, 2001 to March 31, 2002)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

6. Actual results

(1) Operating income by segment

(Millions of yen)

Item \ Term	Prior interim consolidated accounting period From April 1, 2001 to September 30, 2001		This interim consolidated accounting period From April 1, 2002 to September 30, 2002		Change		Prior consolidated fiscal year From April 1, 2001 to March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
Loans receivable outstanding	200,405	98.4	214,620	98.6	14,215	7.1	408,431	98.4
Loan business	187,340	92.0	198,530	91.2	11,190	6.0	380,553	91.7
Credit card business	1,726	0.9	2,408	1.1	682	39.5	3,771	0.9
Installment sales finance business	11,255	5.5	12,838	5.9	1,582	14.1	23,595	5.7
Guarantee business	62	0.0	552	0.3	490	788.2	319	0.1
Servicing business	20	0.0	290	0.1	269		191	0.0
Other business	3,320	1.6	2,947	1.4	(373)	(11.2)	6,487	1.6
Rental business	1,938	0.9	1,827	0.9	(110)	(5.7)	3,853	0.9
Others	1,382	0.7	1,120	0.5	(262)	(19.0)	2,634	0.7
Total	203,725	100.0	217,568	100.0	13,842	6.8	414,918	100.0

(2) Other statistics

Item \ Term	Prior interim consolidated accounting period (As of September 30, 2001)	This interim consolidated accounting period (As of September 30, 2002)	Prior consolidated fiscal year (As of March 31, 2002)	Change	
	Amount	Amount	Amount	Amount	Percentage
					%
Receivables outstanding (Millions of yen)	1,838,851	1,963,814	1,888,413	75,401	4.0
Loan business	1,586,216	1,679,529	1,618,660	60,869	3.8
Credit card business	26,232	37,844	32,102	5,741	17.9
Credit card	25,591	37,108	31,388	5,720	18.2
Others	640	736	714	21	3.0
Installment sales finance	226,336	246,223	237,502	8,721	3.7
Servicing business	66	216	147	68	46.5
Number of customer accounts					
Loan business	3,016,817	3,123,709	3,058,274	65,435	2.1
Credit card business	925,520	1,058,593	1,016,544	42,049	4.1
Credit card	905,386	1,052,558	1,004,118	48,440	4.8
Others	20,134	6,035	12,426	(6,391)	(51.4)
Installment sales finance business	864,926	974,124	905,725	68,399	7.6
Servicing business	433	2,507	1,468	1,039	70.8
Rental business	10,519	9,321	15,978	(6,657)	(41.7)
Bad debt write-offs (millions of yen)	23,12	37,628	55,396	(17,768)	(32.1)
Allowance for bad debts (millions of yen)	74,70	91,730	81,064	10,666	13.2

Number of outlets	1,793	1,796	1,793	3	0.2
Number of employees	5,351	5,959	5,390	569	10.6

Notes: Number of customer accounts refers to followings:

1. Loan business: Number of loan accounts with receivables outstanding
2. Credit card business
   Credit card: Cardholder of ACOM MasterCard
3. Installment sales finance business: Number of contracts with receivables outstanding
4. Servicing business: Number of accounts for purchased loans
5. Rental business: Number of users during the fiscal year

(TRANSLATION)

Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2003 (Non-consolidated)

October 30, 2002

Forward-looking Statement

The statements and figures contained in this Brief Statement of Interim Financial Results for the fiscal year ending March 2003 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market::	Tokyo Stock Exchange
Code number:	8572
Location of the head office:	Tokyo
URL	http://www.acom.co.jp/ir/
Reference:	
Position of the representative:	President
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	Director and General Manager of Public Relations Department
Name:	Satoru Tomimatsu
Telephone Number:	(03) 3270 – 3423
Date of the board of directors' meeting for the account settlement:	October 30, 2002
Date of the interim dividend payment:	December 5, 2002
Interim-dividend system:	Adopted
Unit of share system:	Adopted (10 shares for a unit)

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Non-consolidated).

1. Non-Consolidated Business Results for the Interim Accounting Period (from April 1, 2002 to September 30, 2002)

(1) Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
9/02 (Interim)	209,111	6.1%	80,801	(5.6%)	81,690	(5.4%)
9/01 (Interim)	197,148	9.6%	85,616	9.7%	86,396	10.1%
3/02 (Annual)	400,818		168,961		170,680	

	Net income (Millions of yen)		Net Income per Share (Yen)
9/02 (Interim)	45,277	(5.1%)	309.52
9/01 (Interim)	47,693	24.9%	325.48
3/02 (Annual)	94,777		647.31

Notes: 1. Average number of shares issued : 146,283,385 shares in 9/02 (interim), 146,531,735 shares in 9/01 (interim), and 146,417,279 shares 3/02 (annual).
2. Change in accounting policies: None
3. Regarding operating income, operating profit, income before extraordinary items, net income of this fiscal year, the figures in percentages show growth from the previous fiscal year.

(2) Dividends

	Interim Cash Dividends per Share (Yen)	Annual Cash Dividends per Share (Yen)
9/02 (Interim)	40.00	—
9/01 (Interim)	40.00	—
3/02 (Annual)	—	80.00

(3) Non-Consolidated Financial Position

(Millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share (Yen)
9/02 (Interim)	2,124,374	619,914	29.2%	4,237.76
9/01 (Interim)	1,978,923	539,352	27.3%	3,687.02
3/02 (Annual)	2,095,251	580,716	27.7%	3,969.80

Notes: 1. Number of shares issued at fiscal year-end: 146,283,353 shares in 9/02 (interim), 146,284,003 shares in 9/01 (interim), and 146,283,497 shares in 3/02 (annual).
2. Number of treasury shares at fiscal year-end: 347,527 shares in 9/02 (interim), 346,877 shares in 9/01 (interim), and 347,383 shares in 3/02 (annual).

2. Non-Consolidated Forecast for the Fiscal Year Ending March 31, 2003 (from April 1, 2002 to March 31, 2003)

(Millions of yen)

	Total Operating Income	Income Before Extraordinary Items	Net Income	Annual Cash Dividends per Share	
				Year-end Dividends	(Yen)
Annual	417,700	146,000	81,000	40.00	80.00

Reference: Projected net income per share (annual): 553.72 yen

5. Interim Non-Consolidated Financial Statements

(1) Interim Non-Consolidated Balance Sheets

(Millions of yen)

Term / Subject	Prior interim accounting period (As of September 30, 2001)		This interim accounting period (As of September 30, 2002)		Prior consolidated fiscal year (As of March 31, 2002)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Assets)		%		%		%		%
I. Current assets	1,840,466	93.0	1,961,710	92.3	1,947,911	93.0	13,799	0.7
Cash and time deposits	40,196		43,101		46,151		(3,049)	(6.6)
Loans receivable	1,585,718		1,675,544		1,616,837		58,707	3.6
Installment sales receivables	186,862		199,308		192,726		6,582	3.4
Merchandise	6,715		6,715		6,715		—	—
Deferred tax assets	25,751		33,256		29,481		3,774	12.8
Deposit for redemption of convertible bonds	—		—		50,000		(50,000)	—
Other current assets	65,162		88,482		81,638		6,844	8.4
Allowances for bad debts	(69,940)		(84,700)		(75,640)		(9,060)	12.0
II. Fixed assets	138,457	7.0	162,663	7.7	147,339	7.0	15,323	10.4
Tangible fixed assets	55,945		49,054		52,911		(3,857)	(7.3)
Land	16,765		12,047		14,538		(2,490)	(17.1)
Other tangible fixed assets	39,180		37,006		38,373		(1,366)	(3.6)
Intangible fixed assets	1,221		1,216		1,218		(1)	(0.2)
Investments and other assets	83,350		114,893		95,269		19,623	20.6
Allowance for bad debts	(2,060)		(2,500)		(2,060)		(440)	21.4
Total Assets	1,978,923	100.0	2,124,374	100.0	2,095,251	100.0	29,123	1.4

(Millions of yen)

Subject \ Term	Prior interim accounting period (As of September 30, 2001)		This interim accounting period (As of September 30, 2002)		Prior consolidated fiscal year (As of March 31, 2002)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Liabilities)		%		%		%		%
I. Current liabilities	478,330	24.1	426,865	20.1	504,468	24.1	(77,602)	(15.4)
Accounts payable	2,725		2,497		2,948		(451)	(15.3)
Short-term loans	3,625		3,500		3,562		(62)	(1.8)
Current portion of bonds and notes	303,629		308,577		317,397		(8,820)	(2.8)
Commercial paper	—		10,000		10,000		—	—
Current portion of bonds and notes	30,000		20,000		30,000		(10,000)	(33.3)
Current portion of convertible bonds	50,000		—		50,000		(50,000)	—
Current portion of accounts payable on the transferred specified claims	4,800		3,900		3,900		—	—
Accrued income taxes	40,467		37,903		42,519		(4,615)	(10.9)
Allowance for loss on debt guarantees	—		158		12		145	—
Deferred income on installment sales	28,407		27,735		28,002		(266)	(1.0)
Other current liabilities	14,676		12,594		16,124		(3,530)	(21.9)
II. Fixed liabilities	961,241	48.6	1,077,593	50.7	1,010,066	48.2	67,527	6.7
Straight bonds	225,000		285,000		265,000		20,000	7.5
Long-term loans	729,663		785,192		738,106		47,086	6.4
Allowance for employees' retirement benefits	2,807		3,050		2,832		218	7.7
Allowance for directors' and corporate auditors' retirement benefits	849		923		886		37	4.2
Other fixed liabilities	2,921		3,427		3,242		185	5.7
Total liabilities	1,439,571	72.7	1,504,459	70.8	1,514,534	72.3	(10,075)	(0.7)
(Shareholders' equity)								
I. Common stock	17,282	0.9	17,282	0.8	17,282	0.8	—	—
II. Additional paid-in capital	25,772	1.3	—	—	25,772	1.2	(25,772)	—
III. Capital surplus	—	—	25,772	1.2	—	—	25,772	—
Additional paid-in capital	—		25,772		—		25,772	—
IV. Legal reserve	4,320	0.2	—	—	4,320	0.2	(4,320)	—
V. Other reserve	494,781	25.0	—	—	536,014	25.6	(536,014)	—
Voluntary reserves	430,000		—		430,000		(430,000)	—
Unappropriated retained earnings	64,781		—		106,014		(106,014)	—
VI. Earned surplus	—	—	579,722	27.3	—	—	579,722	—
Legal reserve	—		4,320		—		4,320	—
Voluntary reserve	—		500,000		—		500,000	—
Unappropriated retained earnings	—		75,401		—		75,401	—
VII. Securities valuation adjustment	991	0.1	940	0.1	1,128	0.1	(187)	(16.7)
VIII. Treasury stock	(3,797)	(0.2)	(3,803)	(0.2)	(3,802)	(0.2)	(1)	0.0
Total shareholders' equity	539,352	27.3	619,914	29.2	580,716	27.7	39,198	6.7
Total liabilities and shareholders' equity	1,978,923	100.0	2,124,374	100.0	2,095,251	100.0	29,123	1.4

(2) Interim Non-Consolidated Income Statements

(Millions of yen)

Subject / Term	Prior interim accounting period From April 1, 2001 to September 30, 2001		This interim accounting period From April 1, 2002 to September 30, 2002		Change		Prior fiscal year From April 1, 2001 to March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	197,148	100.0	209,111	100.0	11,963	6.1	400,818	100.0
Interest on loans receivable	183,905		194,087		10,182	5.5	373,235	
Fees from credit card business	1,696		2,356		659	38.9	3,692	
Fees from installment sales finance business	7,999		8,186		186	2.3	16,278	
Fees on guaranteed loans receivables	17		460		443	—	114	
Other financial income	10		15		4	44.5	23	
Other operating income	3,519		4,006		486	13.8	7,474	
II. Operating expenses	111,532	56.6	128,310	61.4	16,778	15.0	231,857	57.8
Financial expenses	13,994	7.1	15,230	7.3	1,235	8.8	28,622	7.1
Other operating expenses	97,537	49.5	113,080	54.1	15,543	15.9	203,235	50.7
Operating profit	85,616	43.4	80,801	38.6	(4,814)	(5.6)	168,961	42.2
III. Non-operating income	916	0.5	993	0.5	76	8.4	2,126	0.5
IV. Non-operating expenses	136	0.1	104	0.0	(31)	(23.4)	407	0.1
Income before extraordinary items	86,396	43.8	81,690	39.1	(4,705)	(5.4)	170,680	42.6
V. Extraordinary income	1	0.0	0	0.0	(1)	(95.1)	1	0.0
VI. Extraordinary Losses	3,929	2.0	3,292	1.6	(636)	(16.2)	6,914	1.7
Income before income taxes	82,468	41.8	78,398	37.5	(4,070)	(4.9)	163,767	40.9
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	40,430	17.6	37,900	15.8	(2,530)	(4.8)	79,360	17.2
Deferred income taxes	(5,654)		(4,779)		875		(10,370)	
Net income	47,693	24.2	45,277	21.7	(2,416)	(5.1)	94,777	23.7
Retained earnings carried forward from the previous period	17,088		30,124		13,036	76.3	17,088	
Interim dividends	—		—		—	—	5,851	
Unappropriated retained earnings	64,781		75,401		10,619	16.4	106,014	

(3) Significant Items Relating to the Preparation of Interim Non-Consolidated Financial Statements

(A) Valuation and computation of assets

(a)Valuation and computation of marketable securities

Securities of subsidiaries and affiliates … Cost as determined by the moving average method

Securities held to maturity … Amortized cost method (straight line method)

Other marketable securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim accounting period

(The difference between the carrying value and the market value is included in equity.)

(Cost of securities sold is computed using the moving average method.)

Where there is no market price

Cost determined by the moving average method

(b) Valuation and computation of the inventories

Merchandise … Cost on an individual specified cost basis

(c) Valuation and computation of derivative transactions

Option transaction … Market value

Swap transaction … Market value

(B) Depreciation of the fixed assets

(a) Tangible fixed assets and building and structures in trust … Declining balance method

(b) Intangible fixed assets … Straight-line method

(c) Long-term prepaid expenses … Amortized in equal installments

(C) Basis for calculating allowances

(a) Allowance for bad debts

In providing for bad debts, the Company makes an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(b) Allowance for loss on debt guarantees

In providing allowance for loss on debt guarantees, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the interim accounting period.

(c) Allowance for retirement benefits

The Company makes provisions for retirement benefits based on projected retirement obligations and pension fund asset at the end of fiscal year. Adjustments are made to determine the amounts applicable to the end of interim accounting period.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

(d) Allowance for directors' and statutory auditors' retirement benefits

The Company makes provisions for directors' and statutory auditors' retirement benefits at the end of the interim accounting period in accordance with the Company's internal rules.

(D) Currency translation standards for foreign-currency-denominated assets or liabilities

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the interim accounting date, and differences in currency translation are added up as profit or loss.

(E) Accounting for lease transactions

The Company accounts for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(F) Accounting for hedging activities

(a) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps when meet certain conditions are accounted for according to exceptional treatments.

(b) Hedging instruments and items hedged

Hedging instruments … Interest-rate swaps agreements and interest-rate caps

Items hedged … Loans with variable interest rates

(c) Hedging policy

The Company enters into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

(d) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria.

As it can be assumed that changes in interest rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(G) Other Significant Items Relating to the Preparation of Interim Non-Consolidated Financial Statements

(a) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Customer fees ... Recognized by credit balance method.

Merchant fees ... Recognized as fees when treated.

Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivables ...Recognized by credit-balance method

(b) Treatment of consumption tax

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(Additional information)

(Accounting for treasury stock and reversal of legal reserves)

From this interim accounting period, the Financial Accounting Standards No. 1, "Accounting Standard for Treasury Stock and Reversal of Legal Reserves", issued by the Accounting Standards Board of Japan on February 21, 2002, was adopted.

The effect of this change on net income for this interim accounting period was nil.

(Interim non-consolidated balance sheets)

In accordance with the amendments to the "Regulations Concerning Terminology, Forms and Methods of Preparation of Interim Financial Statements etc.," from this interim accounting period, "Additional paid-in capital" was reported as an item of "Capital surplus," and "Legal reserve, " "Voluntary reserve," and "Unappropriated retained earnings" as items of "Earned surplus."

(5) Notes to Interim Non-Consolidated Balance Sheets

Prior interim accounting period (As of September 30, 2001)	This interim accounting period (As of September 30, 2002)	Prior fiscal year (As of March 31, 2002)
1. Cumulative depreciation of tangible fixed assets 39,278 million yen Cumulative depreciation of buildings and structures in trust which are classified as "Investments" 68 million yen	1. Cumulative depreciation of tangible fixed assets 42,754 million yen Cumulative depreciation of buildings and structures in trust which are classified as "Investments" 73 million yen	1. Cumulative depreciation of tangible fixed assets 41,033 million yen Cumulative depreciation of buildings and structures in trust which are classified as "Investments" 71 million yen
2. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 644,785 <147,897> Tangible fixed assets 2,429 Investments and other assets 2,560 Total 694,775 <147,897>	2. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 1,194 Loan receivables 668,272 <143,846> Tangible fixed assets 2,035 Total 671,502 <143,846>	2. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 1,194 Loan receivables 688,230 <147,347> Tangible fixed assets 2,068 Total 691,492 <147,347>
(2) Secured liabilities Short-term loans 1,125 <1,000> Current portion of Long-term loans 193,240 <40,132> Long-term loans 455,182 <106,297> Total 649,548 <147,429> Figures in brackets represent amounts engaged in transfer of liabilities	(2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 193,188 <43,556> Long-term loans 465,749 <98,984> Total 659,937 <143,540> Figures in brackets represent amounts engaged in transfer of liabilities	(2) Secured liabilities Short-term loans 1,062 <1,000> Current portion of Long-term loans 198,580 <43,582> Long-term loans 471,193 <102,460> Total 670,836 <147,042> Figures in brackets represent amounts engaged in transfer of liabilities
3. Guaranteed liabilities (1) Amount of guaranteed loans of guarantee business 3,924 millions of yen	3. Guaranteed liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 32,235 Allowance for loss on debt guarantees <158> Net 32,077	3. Guaranteed liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 9,539 Allowance for loss on debt guarantees <12> Net 9,526
(2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) ACOM ESTATE CO., LTD. 2,646 JCK CREDIT CO., LTD. 37,808 SIAM A&C CO., LTD. 5,216 CHAILEASE ACOM FINANCE CO., LTD. 273	(2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) ACOM ESTATE CO., LTD. 2,679 JCK CREDIT CO., LTD. 28,427 SIAM A&C CO., LTD. 10,120 CHAILEASE ACOM FINANCE CO., LTD. 491	(2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) ACOM ESTATE CO., LTD. 2,895 JCK CREDIT CO., LTD. 39,713 SIAM A&C CO., LTD. 7,821 CHAILEASE ACOM FINANCE CO., LTD. 381
4. —	4. —	4. Convertible bonds maturing at the end of the fiscal year Convertible bonds fell due on March 31, 2002, which was a bank holiday at payment place, therefore, the actual redemption date was April 2, 2002. As a result, deposit for redemption of convertible bonds is included in current assets, and the same amount is also included as current portion of convertible bonds in current liabilities to offset the amount.

Prior interim accounting period (As of September 30, 2001)	This interim accounting period (As of September 30, 2002)	Prior fiscal year (As of March 31, 2002)
5. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 583,486 million yen at the end of the interim accounting period. This included a total of 334,387 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	5. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 612,086 million yen at the end of the interim accounting period. This included a total of 357,789 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	5. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 526,860 million yen at the end of the fiscal year. This included a total of 274,233 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the fiscal year. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.
6. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,755 million yen for debtors who have petitioned for bankruptcy as of the end of the interim accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 15,059 million yen. Under the policies stipulated in Japan's tax laws, 8,021 million yen of this amount would be classified as loans overdue by three months or more, 1,685 million yen as restructured loans and 5,353 million yen as loans no longer in arrears. Under the policies adopted in prior fiscal years (accrued interest is charged on loans less than one year in arrears), loans in arrears include additional 20,103 million yen, 13,065 million yen of this amount would be classified as loans overdue by three months ore more, 1,685 million yen as restructured loans and 5,353 million yen as loans no longer in arrears.	6. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 5,464 million yen for debtors who have petitioned for bankruptcy as of the end of the interim accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 17,810 million yen. Under the policies stipulated in Japan's tax laws, 9,505 million yen of this amount would be classified as loans overdue by three months or more, 1,902 million yen as restructured loans and 6,403 million yen as loans no longer in arrears.	6. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 4,951 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 13,135 million yen. Under the policies stipulated in Japan's tax laws, 7,456 million yen of this amount would be classified as loans overdue by three months or more, 1,823 million yen as restructured loans and 3,854 million yen as loans no longer in arrears. Under the policies adopted in prior fiscal years (accrued interest is charged on loans less than one year in arrears), loans in arrears include additional 19,949 million yen, 14,270 million yen of this amount would be classified as loans overdue by three months ore more, 1,823 million yen as restructured loans and 3,854 million yen as loans no longer in arrears.

Prior interim accounting period (As of September 30, 2001)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(5,193) 5,193	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(6,443) 21,502	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(8,494) 473	Loans other than the above that are overdue by three months or more
Restructured loans	(15,636) 13,951	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(35,768) 41,121	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

7. Financial assets received as freely disposable securities

The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as Other current assets)

44,996 million yen

Market value of marketable securities purchased at the end of the interim accounting period

44,951 million yen

8. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains designated commitment line contracts with 4 financial institutions. As of the end of the current interim accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	145,400
Amount of borrowing	—
Unused amount	145,400

There are no overdraft contracts.

This interim accounting period (As of September 30, 2002)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(8,207) 8,207	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(7,778) 25,588	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(10,192) 687	Loans other than the above that are overdue by three months or more
Restructured loans	(17,698) 15,795	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(43,876) 50,279	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

7. Financial assets received as freely disposable securities

The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as Other current assets)

64,988 million yen

Market value of marketable securities purchased at the end of the interim accounting period

65,008 million yen

8. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains designated commitment line contracts with 5 financial institutions. As of the end of the current interim accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	420,160
Amount of borrowing	49,880
Unused amount	370,280

There are no overdraft contracts.

Prior fiscal year (As of March 31, 2002)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,204) 7,204	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(7,837) 20,972	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(7,954) 497	Loans other than the above that are overdue by three months or more
Restructured loans	(16,840) 15,016	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(39,836) 43,691	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

7. Financial assets received as freely disposable securities

The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as Other current assets)

59,977 million yen

Market value of marketable securities purchased at the end of the fiscal year

60,029 million yen

8. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains designated commitment line contracts with 5 financial institutions. As of the end of the current fiscal year, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	181,480
Amount of borrowing	23,880
Unused amount	157,600

There are no overdraft contracts.

(5) Notes to Interim Non-Consolidated Statements of Income

Prior interim accounting period (From April 1, 2001 to September 30, 2001)		This interim accounting period (From April 1, 2002 to September 30, 2002)		Prior fiscal year (From April 1, 2001 to March 31, 2002)	
1. Other principal financial income		**1. Other principal financial income**		**1. Other principal financial income**	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Interest on deposits	6	Interest on deposits	10	Interest on deposits	13
Interest on marketable securities	4	Interest on marketable securities	4	Interest on marketable securities	8
2. Principal financial expenses		**2. Principal financial expenses**		**2. Principal financial expenses**	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Interest paid	10,628	Interest paid	10,856	Interest paid	21,698
Interest on corporate bonds	2,453	Interest on corporate bonds	2,998	Interest on corporate bonds	4,962
Bond issue expenses	194	Bond issue expenses	210	Bond issue expenses	491
3. Principal items of non-operating income		**3. Principal items of non-operating income**		**3. Principal items of non-operating income**	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Interest income	51	Interest income	388	Interest income	250
Interest on securities	7	Interest on securities	7	Interest on securities	24
Dividends received	139	Dividends received	181	Dividends received	199
Gains on sales of securities	51	Rent from corporate residence	209	Gains on sales of securities	307
Rent from corporate residence	198			Insurance payment received	29
Profit on investments in anonymous partnership	217			Rent from corporate residence	404
				Profit on investments in anonymous partnership	529
4. Principle items of non-operating expenses		**4. Principle items of non-operating expenses**		**4. Principle items of non-operating expenses**	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Stock offering expenses	112	Loss on sales of marketable securities	14	Stock offering expenses	112
		Loss on investments in investing business association	32	Loss on investments in investing business association	180
5.Principle items of extraordinary income		**5.Principle items of extraordinary income**		**5.Principle items of extraordinary income**	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Gains on sales of fixed assets	1	Gains on sales of investment in marketable securities	0	Gains on sales of fixed assets	1
6. Principle items of extraordinary losses		**6. Principle items of extraordinary losses**		**6. Principle items of extraordinary losses**	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Loss on sales of fixed assets	3,473	Loss on sales of fixed assets	2,230	Loss on amendment to income and expenses from previous fiscal year	70
Loss on disposal of fixed assets	309	Loss on disposal of fixed assets	317	Loss on sales of fixed assets	5,579
Loss on revaluation of investment securities	103	Loss on revaluation of investment securities	578	Loss on disposal of fixed assets	662
				Loss on revaluation of investment securities	411
7. Depreciation amount		**7. Depreciation amount**		**7. Depreciation amount**	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Tangible fixed assets	2,891	Tangible fixed assets	2,760	Tangible fixed assets	6,157
Intangible fixed assets	4	Intangible fixed assets	4	Intangible fixed assets	8

(6) Notes to Lease Transactions

Prior interim accounting period (From April 1, 2001 to September 30, 2001)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	206	92	113
Equipment and furniture	13,690	8,621	5,069
Total	13,896	8,713	5,183

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	2,848
More than 1 year	2,475
Total	5,323

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	2,028
Equivalent of depreciation	1,901
Equivalent of interest payable	97

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

This interim accounting period (From April 1, 2002 to September 30, 2002)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	218	106	111
Equipment and furniture	9,971	6,000	3,971
Total	10,190	6,106	4,083

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	1,979
More than 1 year	2,192
Total	4,171

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	1,498
Equivalent of depreciation	1,410
Equivalent of interest payable	66

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

Prior fiscal year (From April 1, 2001 to March 31, 2002)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	218	117	100
Equipment and furniture	11,864	7,239	4,624
Total	12,082	7,357	4,725

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	2,436
More than 1 year	2,400
Total	4,836

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	3,780
Equivalent of depreciation	3,547
Equivalent of interest payable	176

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

(8) Marketable Securities (Subsidiary and affiliate stock)

Prior interim accounting period (from April 1, 2001 to September 30, 2001)
There is no subsidiary and affiliate stock for which market prices are available.

This interim accounting period (from April 1, 2002 to September 30, 2002)
There is no subsidiary and affiliate stock for which market prices are available.

Prior fiscal year (from April 1, 2001 to March 31, 2002)
There is no subsidiary and affiliate stock for which market prices are available.

7. Actual Results

(1) Operating income by segments

(Millions of yen)

Division	Segment	Prior interim accounting period From April 1, 2001 to September 30, 2001		This interim accounting period From April 1, 2002 to September 30, 2002		Change		Prior fiscal year From April 1, 2001 to March 31, 2002	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage	Amount	Composition ratio
			%		%		%		%
Finance business	Interest on loans receivable	183,905	93.3	194,087	92.8	10,182	5.5	373,235	93.1
	Unsecured loans	179,848	91.2	189,912	90.8	10,064	5.6	365,091	91.1
	Consumers	179,692	91.1	189,817	90.8	10,124	5.6	364,814	91.0
	Commercials	155	0.1	95	0.0	(60)	(38.8)	277	0.1
	Secured loans	4,056	2.1	4,174	2.0	118	2.9	8,143	2.0
	Income on Installments	9,695	4.9	10,542	5.1	846	8.7	19,971	5.0
	Credit card	1,696	0.9	2,356	1.2	659	38.9	3,692	0.9
	Installment sales finance	7,999	4.0	8,186	3.9	186	2.3	16,278	4.1
	Income from guarantee business	17	0.0	460	0.2	443	—	114	0.0
Others Segment	Other financial income	10	0.0	15	0.0	4	44.5	23	0.0
	Other operating income	3,519	1.8	4,006	1.9	486	13.8	7,474	1.9
	Collection of bad debts previously written-off	3,308	1.7	3,311	1.6	2	0.1	6,938	1.7
	Others	211	0.1	695	0.3	483	228.9	536	0.2
Total		197,148	100.0	209,111	100.0	11,963	6.1	400,818	100.0

Note: Sales amount of "ACOM MasterCard" is included in the "credit card."

(2) Other statistics

(a) Receivables outstanding at the end of accounting period]

(Millions of yen)

Item	Prior interim accounting period (As of September 30, 2001)	This interim accounting period (As of September 30, 2002)	This fiscal year (As of March 31, 2002)	Amount of change	Percentage
					%
Loans receivable outstanding	1,585,718	1,675,544	1,616,837	58,707	3.6
Unsecured loans	1,519,481	1,605,844	1,548,894	56,949	3.7
Consumers	1,518,216	1,605,029	1,547,850	57,178	3.7
Commercials	1,246	814	1,043	(229)	(22.0)
Secured loans	66,237	69,700	67,942	1,757	2.6
Installment receivables outstanding	25,707	37,168	31,478	5,690	18.1
Credit Card	25,591	37,108	31,388	5,720	18.2
Other	116	60	90	(29)	(33.0)
Installment sales finance business	161,154	162,139	161,247	892	0.6

(b) Number of customer accounts

(Millions of yen)

Item \ Term	Prior interim accounting period (As of September 30, 2001)	This interim accounting period (As of September 30, 2002)	Prior fiscal year (As of March 31, 2002)	Amount of change	Percentage
Number of loan customer accounts	3,013,014	3,062,976	3,035,706	27,270	0.9
Unsecured loans	2,999,379	3,048,748	3,021,780	26,968	0.9
Consumers	2,998,431	3,047,976	3,020,908	27,068	0.9
Commercials	948	772	872	(100)	(11.5)
Secured loans	13,635	14,228	13,926	302	2.2
Number of installment accounts	921,316	1,052,862	1,011,592	41,270	4.1
Credit card	905,386	1,052,558	1,004,118	48,440	4.8
Other	15,930	304	7,474	(7,170)	(95.9)
Installment sales finance business	477,918	492,476	486,532	6,214	1.3

Note: 1. Loan business: The number of loan accounts with receivables outstanding
2. Installment business:
Credit card: Cardholder of ACOM MasterCard
3. Installment sales finance business: Number of contracts with receivables outstanding

(c) Number of outlets, MUJINKUN, and CD/ATM

Item \ Term	Prior interim accounting period (As of September 30, 2001)	This interim accounting period (As of September 30, 2002)	Prior fiscal year (As of March 31, 2002)	Amount of change	Percentage
Number of outlets	1,768	1,767	1,769	(2)	(0.1)
Loan business outlets	1,760	1,759	1,761	(2)	(0.1)
Staffed	523	513	521	(8)	(1.5)
Unstaffed	1,237	1,246	1,240	6	0.5
Installment sales finance business	8	8	8	—	—
Number of MUJINKUN outlets (machines)	<1,750> 1,748	<1,749> 1,748	<1,749> 1,751	(1)	(0.1)
Number of CD/ATM	46,126	66,305	49,777	16,528	33.2
Proprietary	2,069	2,071	2,068	3	0.1
Open 365 days / year	2,061	2,062	2,059	3	0.1
Open 24 hours / day	1,770	1,777	1,773	4	0.2
Tie-up	44,057	64,234	47,709	16,525	34.6
Others	7,611	7,611	7,611	—	—

(d) Others

Item \ Term	Prior interim accounting period (As of September 30, 2001)	This interim accounting period (As of September 30, 2002)	Prior fiscal year (As of March 31, 2002)	Amount of change	Percentage
Number of employees	4,495	4,552	4,366	186	4.3
Bad debt write-off	23,377	36,974	54,251	(17,277)	(31.2)
Allowance for bad debts	72,000	87,200	77,700	9,500	12.2

Exhibit 3

DATA BOOK

The Interim Period Ended September 2002

ACOM CO.,LTD.

October 2002
Code No. 8572

Contents

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and that the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. Certain amounts in the previous fiscal years have been reclassified to conform with the fiscal year ended March 31,1999.

:7. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of account are included in the receivables outstanding and number of customer accounts.

:8. From the interim accounting period ended September 30, 2001, figures for financial expenses include bond issue expenses.

:9. "(E)" indicates estimates.

:10. "yoy p.p." indicates year on year percentage point.

Consolidated Subsidiaries and Equity-Method Affiliates

Name of company	Equity owned by ACOM	Summary of business
<Domestic> Consolidated subsidiaries: 10 Equity-method affiliates: 2		
K CREDIT CO., LTD.	100%	Installment sales finance and unsecured loan business
Loan Servicing, Inc.	60%	Servicing
[Equity-Method Affiliate] ASCOT CO., LTD.	38.25%	Fiduciary business to open up, on the internet, new customers with respect to consumer loans and credit card
[Equity-Method Affiliate] yo-Mitsubishi Cash One Ltd.	35%	Unsecured loan business
OM RENTAL CO., LTD.	100%	Comprehensive rental
INCORPORATED	100%	Advertising agency, interior design and construction of service outlets.
OM RESEARCH INSTITUTE, INC.	100%	Surveys and research on trend in household expenditures
AST Ltd.	25% (75%)	Insurance agency.
OM ESTATE CO., LTD.	100%	Management of real estates in Japan
S CO., LTD.	0% (100%)	Maintenance of buildings and other properties.
PARTNER CO., LTD.	100%	Clerical work and temporary personal services.
RS CO., LTD.	100%	---
<Overseas> Consolidated Subsidiaries: 6 Equity-Method Affiliate: 1		
M A&C CO., LTD.	49%	Hire purchase and unsecured loan business in Thailand.
[Equity-Method Affiliate] AILEASE ACOM FINANCE CO., LTD.	40%	Hire purchase business in Taiwan.
OM CAPITAL CO., LTD.	100%	Financial services for ACOM (Special Purpose Company).
OM FUNDING CO., LTD.	100%	Financial services for ACOM (Special Purpose Company).
OM PACIFIC, INC.	100%	Lease of health resorts in Guam (U.S.A.)
OM (U.S.A.) INC.	100%	---
OM INTERNATIONAL, INC.	100%	---

es: 1. Figures in parentheses are indirect ownership by ACOM CO., LTD.
2. SIAM A&C CO., LTD. started unsecured loan business in July 2001.
3. Tokyo-Mitsubishi Cash One Ltd. started operation in March 4, 2002.
4. JUKI CREDIT CO., LTD. changed its company name to JCK CREDIT CO., LTD. on September 1, 2001.
5. E*NetCard CO., LTD. changed its company name to ASCOT CO., LTD. on August 1, 2001.
6. ACOM FUNDING CO., LTD. was established on July 10, 2002.
7. AVRS CO., LTD., ACOM (U.S.A.) INC., and ACOM INTERNATIONAL, INC. suspended their operation.

ctual Results and Estimates (Consolidated)

me and Expenses (Consolidated)

(Millions of yen)

	2002/3				2002/9					2003/3 (E)				
		yoy %	ACOM	Consolidated /Unconsolidated ratio		yoy	yoy %	ACOM	Consolidated /Unconsolidated ratio		yoy	yoy %	ACOM	Consolidated /Unconsolidated ratio
g Income	414,918	10.4	400,818	1.035	217,568	13,842	6.8	209,111	1.040	436,500	21,581	5.2	417,700	1.045
ing Expenses	243,669	13.1	231,857	-	135,215	18,038	15.4	128,310	-	287,500	43,853	18.0	273,400	-
sion for Bad Debts	72,100	30.1	69,984	-	48,165	13,661	39.6	46,556	-	103,000	30,925	42.9	101,027	-
g Profit	171,248	6.8	168,961	1.014	82,353	-4,196	-4.8	80,801	1.019	149,000	-22,248	-13.0	144,300	1.033
erating Income	2,027	16.1	2,126	-	638	-250	-28.2	993	-	1,100	-896	-44.2	1,840	-
erating Expenses	1,440	15.6	407	-	2,098	1,797	596.7	104	-	3,700	2,318	161.0	140	-
efore Extraordinary Items	171,836	6.9	170,680	1.007	80,892	-6,243	-7.2	81,690	0.990	146,400	-25,436	-14.8	146,000	1.003
efore Income Taxes	166,880	7.8	163,767	-	77,600	-7,570	-8.9	78,398	-	140,600	-26,216	-15.7	140,200	-
ne	95,637	17.5	94,777	1.009	43,604	-5,442	-11.1	45,277	0.963	79,200	-16,437	-17.2	81,000	0.978

erating Income (Consolidated)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2002/9		2003/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
Income	-	-	343,644	-	375,674	9.3	414,918	10.4	217,568	6.8	436,500	5.2
usiness	-	-	323,306	-	348,295	7.7	380,553	9.3	198,530	6.0	396,000	4.1
Card Business	-	-	464	-	2,353	407.3	3,771	60.2	2,408	39.5	5,100	34.4
ent Sales Finance Business	-	-	11,745	-	17,446	48.5	23,595	35.2	12,838	14.1	25,700	8.9
tee Business	-	-	—	-	-	-	319	-	552	788.2	1,600	402.5
ervicing Business	-	-	—	-	-	-	191	-	290	-	800	340.8
Business	-	-	6,719	-	5,569	-17.1	3,853	-30.8	1,827	-5.7	3,800	0.0
	-	-	1,407	-	2,009	42.8	2,634	31.1	1,120	-19.0	3,500	34.3

omposition Ratio of Operating Income (Consolidated)

(%)

	1999/3	2000/3	2001/3	2002/3	2002/9	2003/3 (E)
Income	-	100.0	100.0	100.0	100.0	100.0
usiness	-	94.1	92.7	91.7	91.2	90.7
Card Business	-	0.1	0.6	0.9	1.1	1.1
ent Sales Finance Business	-	3.4	4.7	5.7	5.9	5.9
tee Business	-	-	-	0.1	0.3	0.4
ervicing Business	-	-	-	0.0	0.1	0.2
Business	-	2.0	1.5	0.9	0.9	0.9
	-	0.4	0.5	0.7	0.5	0.8

in Actual Results and Estimates (Consolidated)

eceivables Outstanding by Segment (Consolidated)

	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2002/9	yoy %	2003/3 (E)	yoy %
ables Outstanding (Millions of yen)	-	-	1,478,703	-	1,720,616	16.4	1,888,413	9.8	**1,963,814**	**6.8**	**1,957,600**	**3.7**
s Business	-	-	1,347,757	-	1,497,045	11.1	1,618,660	8.1	**1,679,529**	**5.9**	**1,660,560**	**2.6**
COM CO., LTD.	-	-	1,347,757	-	1,496,237	11.0	1,616,837	8.1	**1,675,544**	**5.7**	**1,652,800**	**2.2**
CK CREDIT CO., LTD.	-	-	—	-	808	-	327	-59.5	**221**	**-55.4**	**140**	**-54.2**
IAM A&C CO., LTD.	-	-	—	-	—	-	1,495	-	**3,763**	**-**	**7,580**	**407.4**
it Card Business	-	-	6,359	-	19,735	210.3	32,102	62.7	**37,844**	**44.3**	**42,140**	**31.4**
COM MasterCard	-	-	6,167	-	19,157	210.6	31,388	63.8	**37,108**	**45.0**	**41,100**	**30.9**
CK CREDIT CO., LTD.	-	-	—	-	405	-	624	54.1	**675**	**28.8**	**700**	**13.1**
IAM A&C CO., LTD.	-	-	—	-	-	-	-	-	**-**	**-**	**300**	**-**
llment Sales Finance Business	-	-	124,586	-	203,834	63.6	237,502	16.5	**246,223**	**8.8**	**253,740**	**6.8**
COM CO., LTD.	-	-	121,933	-	150,581	23.5	161,247	7.1	**162,139**	**0.6**	**163,060**	**1.1**
CK CREDIT CO., LTD.	-	-	—	-	49,112	-	69,996	42.5	**76,939**	**28.0**	**82,880**	**18.4**
IAM A&C CO., LTD.	-	-	2,652	-	4,140	56.1	6,258	51.1	**7,144**	**41.4**	**7,800**	**24.7**
Servicing Business	-	-	-	-	-	-	147	-	**216**	**223.2**	**1,160**	**688.4**

umber of Customer Accounts by Segment (Consolidated)

	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2002/9	yoy %	2003/3 (E)	yoy %
siness	-	-	2,669,016	-	2,898,760	8.6	3,058,274	5.5	**3,123,709**	**3.5**	**3,155,220**	**3.2**
M CO., LTD.	-	-	2,669,016	-	2,893,789	8.4	3,035,706	4.9	**3,062,976**	**1.7**	**3,021,050**	**-0.5**
CREDIT CO., LTD.	-	-	-	-	4,971	-	2,719	-45.3	**1,548**	**-59.3**	**1,000**	**-63.2**
A&C CO., LTD.	-	-	-	-	-	-	19,849	-	**59,185**	**-**	**133,170**	**570.9**
ard Business	-	-	404,941	-	781,590	93.0	1,016,544	30.1	**1,058,593**	**14.4**	**1,077,850**	**6.0**
M MasterCard	-	-	380,396	-	752,509	97.8	1,004,118	33.4	**1,052,558**	**16.3**	**1,055,820**	**5.1**
CREDIT CO., LTD.	-	-	-	-	3,238	-	4,952	52.9	**5,731**	**36.3**	**6,220**	**25.6**
A&C CO., LTD.	-	-	-	-	-	-	-	-	**-**	**-**	**15,510**	**-**
ent Sales Finance	-	-	415,065	-	768,882	85.2	905,725	17.8	**974,124**	**12.6**	**1,038,730**	**14.7**
M CO., LTD.	-	-	358,400	-	446,217	24.5	486,532	9.0	**492,746**	**3.1**	**496,350**	**2.0**
CREDIT CO., LTD.	-	-	-	-	212,068	-	246,786	16.4	**262,520**	**14.3**	**290,160**	**17.6**
A&C CO., LTD.	-	-	56,665	-	110,597	95.2	172,407	55.9	**218,858**	**39.1**	**252,210**	**46.3**
rvicing Business	-	-	-	-	-	-	1,468	-	**2,507**	**479.0**	**-**	**-**

s :1.Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balance.
:2.ACOM MasterCard: Cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:4.Loan Servicing Business: Number of accounts for purchased loans.

in Actual Results and Estimates (Non-Consolidated)

icome and Expenses (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2002/9		2003/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
ting Income	310,521	9.1	341,767	10.1	366,712	7.3	400,818	9.3	**209,111**	**6.1**	**417,700**	**4.2**
Business	286,359	8.6	316,490	10.5	341,456	7.9	373,235	9.3	**194,087**	**5.5**	**386,500**	**3.6**
ting Expenses	183,412	7.9	197,392	7.6	208,205	5.5	231,857	11.4	**128,310**	**15.0**	**273,400**	**17.9**
ncial Expenses	28,777	-3.6	29,250	1.6	28,933	-1.1	28,622	-1.1	**15,230**	**8.8**	**30,500**	**6.6**
ision for Bad Debts	39,755	32.4	47,461	19.4	51,654	8.8	69,984	35.5	**46,556**	**39.1**	**101,027**	**44.4**
r Operating Expenses	113,349	3.4	120,432	6.2	127,535	5.9	133,250	4.5	**66,524**	**3.8**	**141,873**	**6.5**
ting Profit	127,109	10.9	144,374	13.6	158,507	9.8	168,961	6.6	**80,801**	**-5.6**	**144,300**	**-14.6**
erating Income	1,324	-12.7	1,319	-0.4	1,670	26.6	2,126	27.3	**993**	**8.4**	**1,840**	**-12.1**
erating Expenses	993	-21.0	2,958	197.9	1,115	-62.3	407	-63.5	**104**	**-23.4**	**140**	**-64.8**
on Revaluation of Marketable Securities	330	-60.9	622	88.1	-	-	-	-	**-**	**-**	**-**	**-**
e Before Extraordinary Items	127,440	10.9	142,735	12.0	159,062	11.4	170,680	7.3	**81,690**	**-5.4**	**146,000**	**-14.5**
rdinary Income	28	153.8	656	-	1,561	137.8	1	-99.9	**0**	**-95.1**	**0**	**-95.1**
rdinary Losses	4,418	-55.4	3,178	-28.1	7,708	142.6	6,914	-10.3	**3,292**	**-16.2**	**5,800**	**-15.6**
on Sales of Fixed Assets	2,027	-73.4	2,085	2.9	3,854	84.8	5,579	44.8	**2,230**	**-35.8**	**4,330**	**-22.3**
on Revaluation of Investments in Securities	549	-44.6	106	-80.7	1,340	-	411	-69.3	**578**	**459.0**	**600**	**45.8**
e Before Income Taxes	123,049	17.2	140,213	13.9	152,915	9.1	163,767	7.1	**78,398**	**-4.9**	**140,200**	**-14.4**
e Taxes, current	66,550	9.2	69,030	3.7	74,950	8.6	79,360	5.9	**37,900**	**-6.3**	**70,350**	**-11.4**
rprise Taxes	13,150	6.6	13,220	0.5	14,350	8.5	16,960	18.2	**8,100**	**-6.1**	**15,050**	**-11.3**
e Taxes, deferred	-	-	-2,854	-	-2,791	-2.2	-10,370	271.4	**-4,779**	**-15.5**	**-11,150**	**7.5**
come	56,499	28.3	74,038	31.0	80,757	9.1	94,777	17.4	**45,277**	**-5.1**	**81,000**	**-14.5**

Operating Income (ACOM)

(Millions of yen)

	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	**2002/9**	**yoy %**	**2003/3 (E)**	**yoy %**
erating Income	310,521	9.1	341,767	10.1	366,712	7.3	400,818	9.3	**209,111**	**6.1**	**417,700**	**4.2**
oan Business	286,359	8.6	316,490	10.5	341,456	7.9	373,235	9.3	**194,087**	**5.5**	**386,500**	**3.6**
Unsecured Loans	278,684	8.6	308,205	10.6	333,349	8.2	365,091	9.5	**189,912**	**5.6**	**378,000**	**3.5**
Consumers	278,452	8.5	307,697	10.5	332,936	8.2	364,814	9.6	**189,817**	**5.6**	**377,840**	**3.6**
Commercials	232	-	508	118.8	413	-18.7	277	-32.9	**95**	**-38.8**	**160**	**-41.7**
Secured Loans	7,675	9.1	8,284	7.9	8,106	-2.2	8,143	0.5	**4,174**	**2.9**	**8,500**	**3.6**
redit Card Business	15	99.8	451	-	2,323	414.8	3,692	58.9	**2,356**	**38.9**	**4,960**	**34.4**
ACOM MasterCard	-	-	428	-	2,298	436.1	3,676	59.9	**2,342**	**38.7**	**4,950**	**34.8**
stallment Sales Finance Business	8,364	41.1	11,136	33.1	14,287	28.3	16,278	13.9	**8,186**	**2.3**	**16,340**	**0.4**
uarantee Business	-	-	-	-	-	-	319	-	**552**	**787.7**	**1,600**	**400.3**
ental Business	7,507	-12.1	6,395	-14.8	1,591	-75.1	-	-	-	-	-	-
Audio-Visual Software	4,247	-18.3	3,007	-29.2	1,591	-47.1	-	-	-	-	-	-
Hardware	3,149	-0.8	3,388	7.6	-	-	-	-	-	-	-	-
Other	110	-33.6	-	-	-	-	-	-	-	-	-	-
ales	1,755	142.7	320	-81.7	103	-67.7	-	-	-	-	-	-
thers	6,519	13.7	6,972	7.0	6,950	-0.3	7,292	4.9	**3,929**	**12.7**	**8,300**	**13.8**
Collection of Bad Debts Deducted	5,265	11.6	6,134	16.5	6,508	6.1	6,938	6.6	**3,311**	**0.1**	**7,100**	**2.4**

2. Composition Ratio of Operating Income (ACOM)

(%)

	1999/3	2000/3	2001/3	2002/3	**2002/9**	**2003/3 (E)**
perating Income	100.0	100.0	100.0	100.0	**100.0**	**100.0**
Loan Business	92.2	92.6	93.1	93.1	**92.8**	**92.5**
Credit Card Business	0.0	0.1	0.6	0.9	**1.1**	**1.2**
Installment Sales Finance Business	2.7	3.3	3.9	4.1	**3.9**	**3.9**
Guarantee Business	-	-	-	0.1	**0.3**	**0.4**
Rental Business	2.4	1.9	0.5	-	-	-
Sales	0.6	0.1	0.0	-	-	-
Others	2.1	2.0	1.9	1.8	**1.9**	**2.0**

erating Expenses (ACOM)

(Millions of yen)

	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2002/9	yoy %	2003/3 (E)	yoy %
Expenses	183,412	7.9	197,392	7.6	208,205	5.5	231,857	11.4	128,310	15.0	273,400	17.9
al Expenses	28,777	-3.6	29,250	1.6	28,933	-1.1	28,622	-1.1	15,230	8.8	30,500	6.6
Sales	1,529	167.1	247	-83.8	81	-67.1	–	–	–	–	–	–
on for Bad Debts	39,755	32.4	47,461	19.4	51,654	8.8	69,984	35.5	46,556	39.1	101,027	44.4
Debt Write-offs	32,355	17.9	37,461	15.8	44,392	18.5	54,251	22.2	36,974	58.2	81,200	49.7
ional Allowance for Bad Debts	7,400	184.6	10,000	35.1	7,261	-27.4	15,720	116.5	9,436	-6.6	19,500	24.0
ional Allowance for Loss on Debt Guarantees	–	–	–	–	–	–	12	–	145	–	327	–
Operating Expenses	113,349	3.4	120,432	6.2	127,535	5.9	133,250	4.5	66,524	3.8	141,873	6.5
onnel Costs	33,179	-5.4	35,200	6.1	34,125	-3.1	35,782	4.9	18,656	4.0	37,900	5.9
rtising and Promotional Expenses	13,513	-6.3	15,693	16.1	20,216	28.8	19,304	-4.5	8,103	-13.0	17,200	-10.9
inistrative Expenses	14,857	6.2	15,770	6.1	15,242	-3.3	15,487	1.6	7,879	5.7	16,100	4.0
nses for Computer Operation and Development	19,189	26.9	18,617	-3.0	20,070	7.8	23,336	16.3	10,530	4.3	24,800	6.3
s	8,782	37.0	9,515	8.3	9,761	2.6	11,241	15.2	6,109	9.2	12,500	11.2
ance Expenses	3,272	22.3	5,776	76.5	6,578	13.9	6,247	-5.0	4,156	63.4	8,900	43.0
eciation Expenses	5,112	5.1	4,741	-7.2	4,211	-11.2	3,829	-9.1	1,679	-10.4	3,500	-8.4
s and Other Public Charges	5,633	7.2	5,737	1.8	6,568	14.5	6,851	4.3	3,512	0.4	7,000	1.6
rs	9,807	-16.8	9,380	-4.4	10,759	14.7	11,169	3.8	5,896	2.4	13,973	25.0

atio of Operating Expenses to Operating Income (ACOM)

(%)

	1999/3	yoy p.p.	2000/3	yoy p.p.	2001/3	yoy p.p.	2002/3	yoy p.p.	2002/9	yoy p.p.	2003/3 (E)	yoy p.p.
Expenses	59.1	-0.6	57.8	-1.3	56.8	-1.0	57.8	1.0	61.4	4.8	65.5	7.7
al Expenses	9.3	-1.2	8.6	-0.7	7.9	-0.7	7.1	-0.8	7.3	0.2	7.3	0.2
Sales	0.5	0.3	0.1	-0.4	0.0	-0.1	–	–	–	–	–	–
on for Bad Debts	12.8	2.2	13.9	1.1	14.1	0.2	17.5	3.4	22.3	5.3	24.2	6.7
Debt Write-offs	10.4	0.7	11.0	0.6	12.1	1.1	13.6	1.5	17.7	5.8	19.5	5.9
ional Allowance for Bad Debts	2.4	1.5	2.9	0.5	2.0	-0.9	3.9	1.9	4.5	-0.6	4.7	0.8
ional Allowance for Loss on Debt Guarantees	–	–	–	–	–	–	0.0	0.0	0.1	0.1	0.1	0.1
Operating Expenses	36.5	-1.9	35.2	-1.3	34,8	-0.4	33.2	-1.6	31.8	-0.7	34.0	0.8
onnel Costs	10.7	-1.6	10.3	-0.4	9.3	-1.0	8.9	-0.4	8.9	-0.2	9.1	0.2
rtising and Promotional Expenses	4.3	-0.8	4.6	0.3	5.5	0.9	4.8	-0.7	3.9	-0.8	4.1	-0.7
inistrative Expenses	4.8	-0.1	4.6	-0.2	4.2	-0.4	3.9	-0.3	3.8	0.0	3.9	0.0
nses for Computer Operation and Development	6.2	0.9	5.4	-0.8	5.5	0.1	5.8	0.3	5.0	-0.1	5.9	0.1
s	2.8	0.5	2.8	0.0	2.7	-0.1	2.8	0.1	2.9	0.1	3.0	0.2
ance Expenses	1.1	0.2	1.7	0.6	1.8	0.1	1.6	-0.2	2.0	0.7	2.1	0.5
eciation Expenses	1.6	-0.1	1.4	-0.2	1.1	-0.3	0.9	-0.2	0.8	-0.2	0.8	-0.1
s and Other Public Charges	1.8	0.0	1.7	-0.1	1.8	0.1	1.7	-0.1	1.7	-0.1	1.7	0.0
rs	3.2	-0.9	2.7	-0.5	2.9	0.2	2.8	-0.1	2.8	-0.1	3.4	0.6

tio of operating expenses to operating income = Operating expenses / Operating income

{eceivables Outstanding (ACOM)

	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2002/9	yoy %	2003/3 (E)	yoy %
eivables Outstanding (Millions of yen)	1,297,689	13.1	1,476,050	13.7	1,666,149	12.9	1,809,564	8.6	**1,874,853**	**5.8**	**1,857,000**	**2.6**
oans Business	1,206,401	11.4	1,347,757	11.7	1,496,237	11.0	1,616,837	8.1	**1,675,544**	**5.7**	**1,652,800**	**2.2**
Unsecured Loans	1,133,197	11.6	1,273,899	12.4	1,428,196	12.1	1,548,894	8.5	**1,605,844**	**5.7**	**1,580,100**	**2.0**
Consumers	1,131,255	11.4	1,271,865	12.4	1,426,696	12.2	1,547,850	8.5	**1,605,029**	**5.7**	**1,579,600**	**2.1**
Commercials	1,941	-	2,034	4.8	1,499	-26.3	1,043	-30.4	**814**	**-35.6**	**500**	**-52.1**
Secured Loans	73,204	7.9	73,857	0.9	68,041	-7.9	67,942	-0.1	**69,700**	**5.2**	**72,700**	**7.0**
Real Estate Card Loan	42,744	15.1	45,454	6.3	49,663	9.3	53,509	7.7	**55,830**	**8.4**	**–**	**–**
:redit Card Business	135	42.5	6,359	–	19,330	204.0	31,478	62.8	**37,168**	**44.6**	**41,140**	**30.7**
ACOM MasterCard	-	-	6,167	–	19,157	210.6	31,388	63.8	**37,108**	**45.0**	**41,100**	**30.9**
nstallment Sales Finance Business	91,152	42.9	121,933	33.8	150,581	23.5	161,247	7.1	**162,139**	**0.6**	**163,060**	**1.1**
rage Balance of Unsecured Loans for nsumers per Account (Thousands of yen)	442	6.5	479	8.4	496	3.5	512	3.2	**527**	**4.2**	**526**	**2.7**
					(513)	(7.1)	(541)	(5.5)	**(556)**	**(4.5)**		

'erence>

ranteed loans receivable	-	-	-	-	-	-	9,539	-	**32,235**	**-**	**60,100**	**530.1**

lote: The figures in brackets represent the amounts of loans exclusive of non-interest-bearing balance.

Number of Customer Accounts (ACOM)

	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2002/9	yoy %	2003/3 (E)	yoy %
ı Business	2,572,127	4.6	2,669,016	3.8	2,893,789	8.4	3,035,706	4.9	**3,062,976**	**1.7**	**3,021,050**	**-0.5**
					(2,796,743)	(4.8)	(2,873,888)	(2.8)	**(2,903,918)**	**(1.2)**		
Insecured Loans	2,559,255	4.6	2,655,803	3.8	2,880,304	8.5	3,021,780	4.9	**3,048,748**	**1.6**	**3,006,170**	**-0.5**
					(2,783,290)	(4.8)	(2,860,021)	(2.8)	**(2,889,757)**	**(1.2)**		
Consumers	2,558,273	4.6	2,654,651	3.8	2,879,293	8.5	3,020,908	4.9	**3,047,976**	**1.7**	**3,005,510**	**-0.5**
					(2,782,279)	(4.8)	(2,859,149)	(2.8)	**(2,888,985)**	**(1.2)**		
Commercials	982	-	1,152	17.3	1,011	-12.2	872	-13.7	**772**	**-18.6**	**660**	**-19.7**
;ecured Loans	12,872	9.5	13,213	2.6	13,485	2.1	13,926	3.3	**14,228**	**4.3**	**14,880**	**6.9**
lit Card Business	22,132	-	404,941	-	778,352	92.2	1,011,592	30.0	**1,052,862**	**14.3**	**1,056,120**	**4.4**
,COM MasterCard	-	-	380,396	-	752,509	97.8	1,004,118	33.4	**1,052,558**	**16.3**	**1,055,820**	**5.1**
allment Sales Finance	286,327	31.7	358,400	25.2	446,217	24.5	486,532	9.0	**492,746**	**3.1**	**496,350**	**2.0**

Notes :1.Loan Business: Number of customer accounts with outstanding balance.
:2.ACOM MasterCard: Cardholders.
:3.Others: "ACOSIS," a system for settling Internet shopping transaction and others.
:4.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:5.The figures in brackets represent the number of loan customer accounts exclusive of non-interest-bearing balance.

. Number of New Loan Customers (ACOM)

	1999/3		2000/3		2001/3		2002/3		**2002/9**		**2003/3 (E)**	
		yoy %		yoy %		yoy %		yoy %		**yoy %**		**yoy %**
nber of New Loan Customers	453,123	-5.0	427,886	-5.6	443,100	3.6	443,538	0.1	**214,944**	**-7.1**	**426,210**	**-3.9**
Insecured Loans	452,770	-5.0	427,367	-5.6	442,110	3.4	442,184	0.0	**214,164**	**-7.2**	**425,010**	**-3.9**
Consumers	452,747	-5.0	427,345	-5.6	442,092	3.5	442,165	0.0	**214,158**	**-7.2**	**425,000**	**-3.9**
Commercials	23	155.6	22	-4.3	18	-18.2	19	5.6	**6**	**50.0**	**10**	**-31.6**
ecured Loans	353	29.3	519	47.0	990	90.8	1,354	36.8	**780**	**21.5**	**1,200**	**-11.4**

. Number of Loan Business Outlets (ACOM)

	1999/3		2000/3		2001/3		2002/3		**2002/9**		**2003/3 (E)**	
		yoy		yoy		yoy		yoy		**ytd**		**yoy**
nber of Loan Business Outlets	1,521	395	1,635	114	1,741	106	1,761	20	**1,759**	**-2**	**1,764**	**3**
taffed	509	-7	512	3	521	9	521	0	**513**	**-8**	**503**	**-18**
Instaffed	1,012	402	1,123	111	1,220	97	1,240	20	**1,246**	**6**	**1,261**	**21**

. MUJINKUN (ACOM)

	1999/3		2000/3		2001/3		2002/3		**2002/9**		**2003/3 (E)**	
		yoy		yoy		yoy		yoy		**ytd**		**yoy**
nber of MUJINKUN Outlets	1,507	401	1,623	116	1,733	110	1,749	16	**1,748**	**-1**	**1,756**	**7**
lumber of MUJINKUN Machines	1,509	401	1,625	116	1,735	110	1,751	16	**1,749**	**-2**	**1,757**	**6**

. Cash Dispensers and ATMs (ACOM)

	1999/3		2000/3		2001/3		2002/3		**2002/9**		**2003/3 (E)**	
		yoy		yoy		yoy		yoy		**ytd**		**yoy**
nber of Cash Dispensers and ATMs	14,594	2,543	18,478	3,884	30,819	12,341	49,777	18,958	**66,305**	**16,528**	**-**	**-**
roprietary	1,824	403	1,944	120	2,053	109	2,068	15	**2,071**	**3**	**2,076**	**8**
Open 365 Days/Year	1,814	404	1,937	123	2,046	109	2,059	13	**2,062**	**3**	**-**	**-**
Open 24 Hours/Day	1,507	405	1,633	126	1,755	122	1,773	18	**1,777**	**4**	**-**	**-**
ie-up	12,770	2,140	16,534	3,764	28,766	12,232	47,709	18,943	**64,234**	**16,525**	**-**	**-**
ers	-	-	-	-	7,611	7,611	7,611	0	**7,611**	**0**	**-**	**-**

lote: "Others" indicates receipt of payment by convenience stores under an agency agreement.

. Employees (ACOM)

	1999/3		2000/3		2001/3		2002/3		**2002/9**		**2003/3 (E)**	
		yoy		yoy		yoy		yoy		**ytd**		**yoy**
nber of Employees	4,258	-29	4,314	56	4,321	7	4,366	45	**4,552**	**186**	**4,349**	**-17**
lead Office	664	39	658	-6	653	-5	670	17	**749**	**79**	**770**	**100**
inancial Service Business Division	3,468	95	3,552	84	3,668	116	3,696	28	**3,803**	**107**	**3,579**	**-117**
Contact Center	-	-	-	-	-	-	335	335	**755**	**420**	**-**	**-**
Installment Sales Finance	180	46	200	20	216	16	231	15	**240**	**9**	**235**	**4**

erage Loan yield (ACOM)

(%)

	1999/3		2000/3		2001/3		2002/3		2002/9		2003/3 (E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		ytd p.p.		yoy p.p.
d	25.08	-0.43	24.86	-0.22	24.08	-0.78	23.80	-0.28	23.59	-0.21	23.36	-0.44
l Loans	26.02	-0.50	25.70	-0.32	24.75	-0.95	24.32	-0.43	24.08	-0.24	23.86	-0.46
ers	26.02	-0.50	25.70	-0.32	24.76	-0.94	24.32	-0.44	24.08	-0.24	23.86	-0.46
rcials	24.43	8.98	24.08	-0.35	22.88	-1.20	21.59	-1.29	20.23	-1.36	19.62	-1.97
oans	10.88	0.20	11.20	0.32	11.33	0.13	12.13	0.80	12.17	0.04	12.08	-0.05

Note: Average Yield = Interest on Loans Receivable / Term Average of Receivables Outstanding at the Beginning of the Year

secured Loans Receivable Outstanding for Consumers by Interest Rate (ACOM)

(Millions of yen)

	1999/3				2000/3				2001/3				2002/3				2002/9				2003/3 (E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
eivable)	2,558,273	100.0	1,131,255	100.0	2,654,651	100.0	1,271,865	100.0	2,879,293	100.0	1,426,696	100.0	3,020,908	100.0	1,547,850	100.0	3,047,976	100.0	1,605,029	100.0	-	-	1,579,600	100.0
% and Higher	480,296	18.8	173,549	15.3	318,704	12.0	119,221	9.4	222,747	7.7	82,965	5.8	167,997	5.6	62,372	4.0	145,865	4.8	55,275	3.4	-	-	44,200	2.8
%	1,279,140	50.0	454,270	40.2	1,459,659	55.0	536,453	42.2	1,541,140	53.5	554,181	38.8	1,665,353	55.1	597,408	38.6	1,705,064	55.9	628,301	39.1	-	-	625,400	39.6
% - 26.500%	551,932	21.6	297,550	26.3	550,454	20.7	304,112	23.9	641,763	22.3	332,986	23.3	644,128	21.3	349,436	22.6	633,489	20.8	355,987	22.2	-	-	344,400	21.8
% - 24.820%	177,486	6.9	159,279	14.1	223,033	8.4	204,425	16.1	330,606	11.4	282,329	19.9	376,548	12.5	332,221	21.5	384,315	12.6	346,075	21.6	-	-	342,800	21.7
% - 19.000%	2,108	0.1	2,189	0.2	19,216	0.7	37,612	2.9	37,623	1.3	71,366	5.0	49,736	1.7	93,180	6.0	53,687	1.8	99,711	6.2	-	-	101,100	6.4
% - 18.000%	22,643	0.9	33,176	2.9	33,481	1.3	57,751	4.5	52,370	1.9	90,123	6.3	58,501	1.9	98,799	6.4	61,210	2.0	103,574	6.5	-	-	104,300	6.6
an 15.000%	44,668	1.7	11,241	1.0	50,104	1.9	12,288	1.0	53,044	1.9	12,744	0.9	58,645	1.9	14,431	0.9	64,346	2.1	16,102	1.0	-	-	17,400	1.1

secured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

(Millions of yen)

eceivable nds of yen)	1999/3				2000/3				2001/3				2002/3				2002/9				2003/3 (E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
≦10	295,297	11.5	20,481	1.8	288,843	10.9	20,133	1.6	372,972	13.0	19,576	1.4	438,426	14.5	20,039	1.3	423,177	13.9	19,259	1.2	-	-	17,300	1.1
≦30	583,877	22.8	131,855	11.7	568,346	21.4	128,577	10.1	570,692	19.8	129,995	9.1	558,095	18.5	127,094	8.2	545,674	17.9	124,373	7.8	-	-	116,900	7.4
≦50	1,282,495	50.1	586,541	51.8	1,327,624	50.0	609,559	47.9	1,385,383	48.1	637,882	44.7	1,396,722	46.2	643,286	41.6	1,420,029	46.6	656,692	40.9	-	-	639,700	40.5
≦100	344,039	13.5	303,527	26.8	372,173	14.0	329,124	25.9	386,856	13.4	338,669	23.7	387,674	12.9	333,173	21.5	393,368	12.9	337,501	21.0	-	-	331,700	21.0
	52,565	2.1	88,850	7.9	97,665	3.7	184,470	14.5	163,390	5.7	300,571	21.1	239,991	7.9	424,257	27.4	265,728	8.7	467,202	29.1	-	-	474,000	30.0
Total	2,558,273	100.0	1,131,255	100.0	2,654,651	100.0	1,271,865	100.0	2,879,293	100.0	1,426,696	100.0	3,020,908	100.0	1,547,850	100.0	3,047,976	100.0	1,605,029	100.0	-	-	1,579,600	100.0

3ad Debt Write-offs (ACOM)

	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2002/9	yoy %	2003/3 (E)	yoy %
ebt Write-offs (Millions of yen)	32,355	17.9	37,461	15.8	44,392	18.5	54,251	22.2	36,974	58.2	81,200	49.7
ns Receivable	31,778	17.5	36,739	15.6	42,847	16.6	51,003	19.0	34,319	56.0	75,500	48.2
Insecured Loans	31,042	18.5	35,958	15.8	39,839	10.8	49,713	24.8	34,167	61.8	75,200	51.4
ecured Loans	736	-13.0	781	6.1	3,007	284.9	1,290	-57.1	152	-82.7	300	-74.2
OM MasterCard	-	-	19	-	511	-	1,767	245.8	1,487	109.4	3,200	84.6
allment Sales Finance	568	44.8	682	20.2	1,018	49.2	1,475	44.9	1,095	65.9	2,200	51.7
ge Bad Debt Write-off Amounts per Account secured Loans (Thousands of yen)	298	1.7	324	8.7	319	-1.5	332	4.1	355	9.9	-	-

o of Bad Debt Write-offs]

	1999/3	yoy	2000/3	yoy	2001/3	yoy	2002/3	yoy	2002/9	yoy	2003/3 (E)	yoy
Receivable (%)	2.63	(0.13)	2.72	(0.09)	2.86	(0.14)	3.15	(0.29)	2.04	(0.65)	4.56	(1.41)
ecured Loans	2.74	(0.16)	2.82	(0.08)	2.79	(-0.03)	3.21	(0.42)	2.13	(0.74)	4.76	(1.55)
ured Loans	1.00	(-0.24)	1.04	(0.04)	4.35	(3.31)	1.84	(-2.51)	0.21	(-1.08)	0.44	(-1.40)
1 MasterCard	-	-	0.32	(0.32)	2.67	(2.35)	5.63	(2.96)	4.01	(1.23)	7.93	(2.30)
ment Sales Finance	0.62	(0.00)	0.57	(-0.05)	0.68	(0.11)	0.91	(0.23)	0.68	(0.27)	1.37	(0.46)

e:1. Ratio of bad debt write-offs
oan Business = Bad Debt Write-off of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
COM MasterCard = Bad Debt Write-off of ACOM MasterCard / Card Shopping Receivables
nstallment Sales Finance Business = Bad Debt Write-off of Installment Sales Finance / Installment Receivables
e:2. Figures in brackets indicate year-on-year change in percentage points.

. Allowance for Bad Debts (ACOM)

	1999/3	yoy %	2000/3	yoy %	2001/3	yoy %	2002/3	yoy %	2002/9	yoy %	2003/3 (E)	yoy %
ance for Bad Debts (Millions of yen)	44,300	20.1	54,300	22.6	61,900	14.0	77,700	25.5	87,200	21.1	97,300	25.2
atio of Allowance for Bad Debts	3.46	-	3.73	-	3.78	-	4.36	-	4.72	-	5.33	-
eral Allowance for Bad Debts	-	-	-	-	-	-	-	-	54,400	-	63,300	-
nsecured Consumer Loans	-	-	-	-	-	-	-	-	47,900	-	56,000	-
cific Allowance for Bad Debts	-	-	-	-	-	-	-	-	32,800	-	34,000	-
onal Allowance for Bad Debts	7,400	184.6	10,000	35.1	7,600	-24.0	15,800	107.9	9,500	-5.9	19,600	24.1
ance for Loss on Debt Guarantees	-	-	-	-	-	-	12	-	158	-	340	-
itional Allowance	-	-	-	-	-	-	12	-	145	-	327	-

e:

$$\text{Ratio of allowance for bad debts} = \frac{\text{Allowance for bad debts}}{\text{Loans receivable outstanding at the fiscal year-end plus Installment receivables(excluding deferred income on installment sales finance)}} \times 100$$

). Bad Debts (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2002/9	
		%		%		%		%		%
al Amount of Bad Debts (Note1)	-	-	34,077	2.53	34,596	2.31	43,691	2.70	**50,279**	**3.00**
oans to Borrowers in Bankruptcy or Under Reorganization	-	-	3,776	0.28	3,650	0.24	7,204	0.45	**8,207**	**0.49**
Applications for Bankruptcy are Proceeded	-	-	2,440	0.18	2,549	0.17	3,292	0.20	**3,508**	**0.21**
Applications for The Civil Rehabilitation are proceeded	-	-	-	-	-	-	1,659	0.10	**2,033**	**0.12**
Applications for The Civil Rehabilitation are determined	-	-	-	-	-	-	131	0.01	**481**	**0.03**
oans in Arrears	-	-	13,408	0.99	16,866	1.13	20,972	1.30	**25,588**	**1.53**
oans Past Due for Three Months or More	-	-	498	0.04	518	0.03	497	0.03	**687**	**0.04**
estructured Loans	-	-	16,394	1.22	13,561	0.91	15,016	0.93	**15,795**	**0.94**
al Amount of Bad Debts (Note 2)	-	-	31,210	2.31	30,971	2.07	39,836	2.46	**43,876**	**2.61**
oans to Borrowers in Bankruptcy or Under Reorganization	-	-	3,776	0.28	3,650	0.24	7,204	0.45	**8,207**	**0.49**
Applications for Bankruptcy are Proceeded	-	-	2,440	0.18	2,549	0.17	3,292	0.20	**3,508**	**0.21**
Applications for The Civil Rehabilitation are proceeded	-	-	-	-	-	-	1,659	0.10	**2,033**	**0.12**
Applications for The Civil Rehabilitation are determined	-	-	-	-	-	-	131	0.01	**481**	**0.03**
oans in Arrears	-	-	2,047	0.15	3,016	0.20	7,837	0.48	**7,778**	**0.46**
oans Past Due for Three Months or More	-	-	7,053	0.52	9,039	0.60	7,954	0.49	**10,192**	**0.61**
estructured Loans	-	-	18,332	1.36	15,265	1.02	16,840	1.04	**17,698**	**1.05**

otes: 1. The figures represent the amounts of loans exclusive of accrued interest as defined under the Company's standard.
2. The figures represent the amounts of loans exclusive of accrued interest as defined under the terms of Japan's tax regulations.

)-2. Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2002/9	
		%		%		%		%		%
łays ≦ < 3 months	-	-	9,504	0.70	10,703	0.71	13,605	0.84	**17,879**	**1.07**
31days ≦ < 3 months	-	-	5,798	0.43	6,269	0.42	7,468	0.46	**7,283**	**0.44**
11days ≦ < 31 days	-	-	3,706	0.27	4,434	0.30	6,136	0.38	**10,595**	**0.63**

Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

Actual Results and Estimates (Non-Consolidated)

Funds Procurement (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2002/9			2003/3 (E)		
		C.R.		C.R.		C.R.		C.R.		ytd %	C.R.		yoy %	C.R.
vings	1,191,700	100.0	1,192,926	100.0	1,283,167	100.0	1,417,966	100.0	**1,416,169**	**-0.1**	**100.0**	**1,434,600**	**1.2**	**100.0**
ect	1,059,300	88.9	976,926	81.9	971,367	75.7	1,035,186	73.0	**1,073,389**	**3.7**	**75.8**	**1,101,800**	**6.4**	**76.8**
y Banks	16,987	1.4	20,423	1.7	28,798	2.3	37,017	2.6	**36,836**	**-0.5**	**2.6**	-	-	-
gional Banks	61,618	5.2	49,427	4.1	47,576	3.7	56,634	4.0	**63,141**	**11.5**	**4.4**	-	-	-
ng-term Credit Banks	110,762	9.3	75,810	6.4	67,638	5.3	85,608	6.0	**93,108**	**8.8**	**6.6**	-	-	-
ist Banks	452,698	38.0	437,622	36.7	457,598	35.7	433,001	30.5	**424,345**	**-2.0**	**30.0**	-	-	-
reign Banks	65,000	5.5	49,000	4.1	17,000	1.3	46,000	3.3	**66,000**	**43.5**	**4.7**	-	-	-
e Insurance Companies	253,177	21.2	256,893	21.5	270,883	21.1	268,215	18.9	**267,828**	**-0.1**	**18.9**	-	-	-
n-Life Insurance Companies	64,224	5.4	61,845	5.2	55,711	4.3	51,434	3.6	**52,454**	**2.0**	**3.7**	-	-	-
hers	34,834	2.9	25,906	2.2	26,163	2.0	57,277	4.1	**69,677**	**21.6**	**4.9**	-	-	-
t	132,400	11.1	216,000	18.1	311,800	24.3	382,780	27.0	**342,780**	**-10.4**	**24.2**	**332,800**	**-13.1**	**23.2**
aight Bonds	99,900	8.4	160,000	13.4	245,000	19.1	295,000	20.8	**305,000**	**3.4**	**21.5**	-	-	-
nvertible Bonds	-	-	50,000	4.2	50,000	3.9	50,000	3.5	-	-	-	-	-	-
mmercial Paper	27,500	2.3	1,000	0.1	12,000	0.9	10,000	0.7	**10,000**	**0.0**	**0.7**	-	-	-
curitization of Installment Sales Finance Receivable	5,000	0.4	5,000	0.4	4,800	0.4	3,900	0.3	**3,900**	**0.0**	**0.3**	-	-	-
hers	-	-	-	-	-	-	23,880	1.7	**23,880**	**0.0**	**1.7**	-	-	-
erm	142,297	11.9	19,668	1.6	19,188	1.5	13,562	1.0	**13,500**	**-0.5**	**1.0**	**13,500**	**-0.5**	**0.9**
erm	1,049,403	88.1	1,173,258	98.4	1,263,980	98.5	1,404,403	99.0	**1,402,669**	**-0.1**	**99.0**	**1,421,100**	**1.2**	**99.1**
	761,465	63.9	847,114	71.0	978,647	76.3	1,154,619	81.4	**1,170,234**	**1.4**	**82.6**	**1,159,700**	**0.4**	**80.8**
est Rate Swaps (Notional)	158,162	13.3	161,398	13.5	88,577	6.9	96,648	6.8	**123,765**	**28.1**	**8.7**	-	-	-
est Cap (Notional)	35,000	2.9	35,000	2.9	110,000	8.6	117,000	8.3	**117,000**	**0.0**	**8.3**	-	-	-
ge Interest Rate on Funds Procured During the Year	2.57	-	2.46	-	2.37	-	2.13	-	**2.17**	-	-	**2.15**	-	-
rage Nominal Interest Rate on Funds Procured During the Year	2.39	-	2.25	-	2.17	-	1.88	-	**1.93**	-	-	**1.91**	-	-
ing Interest Rate	2.01	-	2.20	-	2.20	-	1.77	-	**2.04**	-	-	**1.95**	-	-
l Interest Rate	2.96	-	2.65	-	2.38	-	2.21	-	**2.20**	-	-	**2.20**	-	-
-term	1.48	-	1.35	-	1.21	-	1.07	-	**0.63**	-	-	**0.68**	-	-
-term	2.82	-	2.55	-	2.43	-	2.19	-	**2.19**	-	-	**2.17**	-	-
t	1.71	-	1.72	-	1.76	-	1.88	-	**1.86**	-	-	**1.86**	-	-
ect	2.63	-	2.58	-	2.52	-	2.21	-	**2.27**	-	-	**2.25**	-	-
emce>														
Average of Long-term Prime Rate	2.49	-	2.18	-	2.17	-	1.80	-	**1.98**	-	-	-	-	-

: 1. From the interim accounting period ended September 30, 2001, average interest rate on funds procured during the year include bond issue expenses.
2. Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.

. Credit Card Business [ACOM MasterCard] (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2002/9		2003/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
mber of Cardholders	-	-	380,396	-	752,509	97.8	1,004,118	33.4	**1,052,558**	**16.3**	**1,055,820**	**5.1**
mber of Accounts with Shopping Receivables	-	-	40,650	-	115,612	184.4	215,733	86.6	**259,558**	**48.6**	**-**	**-**
d Shopping Receivables	-	-	6,167	-	19,157	210.6	31,388	63.8	**37,108**	**45.0**	**41,100**	**30.9**
evolving Receivables	-	-	4,025	-	16,123	300.6	27,731	72.0	**32,530**	**50.1**	**34,100**	**23.1**
erating Income	-	-	428	-	2,298	436.1	3,676	59.9	**2,342**	**38.7**	**4,950**	**34.8**
mber of Card Issuance Machines	-	-	354	-	773	-	1,200	-	**1,200**	**-**	**1,200**	-
IUJINKUN	-	-	354	-	582	-	894	-	**894**	**-**	**894**	-
oan Business Outlets	-	-	0	-	191	-	306	-	**306**	**-**	**306**	-

. Installment Sales Finance Business (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2002/9		2003/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
mber of Customer Accounts	286,327	31.7	358,400	25.2	446,217	24.5	486,532	9.0	**492,746**	**3.1**	**496,350**	**2.0**
allment Receivables	91,152	42.9	121,933	33.8	150,581	23.5	161,247	7.1	**162,139**	**0.6**	**163,060**	**1.1**
usted Receivables	75,272	41.8	100,300	33.2	124,046	23.7	133,409	7.5	**134,553**	**1.2**	**135,600**	**1.7**
erating Income	8,364	41.1	11,136	33.1	14,287	28.3	16,278	13.9	**8,186**	**2.3**	**16,340**	**0.4**
io of Bad Debt Write-offs	0.62	-	0.57	-	0.68	-	0.91	-	**0.68**	**-**	**1.37**	**-**
nber of Merchant Venders	4,668	-	5,007	-	5,337	-	5,784	-	**5,934**	-	**-**	-

otes : Number of customer accounts are contracts with receivables outstanding

. Guarantee Business (ACOM)

(Millions of yen)

	1999/3		2000/3		2001/3		2002/3		2002/9		2003/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy %		yoy %
ber of Accounts with Outstanding Balance	-	-	-	-	-	-	32,432	-	**90,623**	**-**	**149,940**	**362.3**
n Guarantee receivables	-	-	-	-	-	-	9,539	-	**32,235**	**-**	**60,100**	**530.1**
me from Guarantee Business	-	-	-	-	-	-	319	-	**552**	**-**	**1,600**	**400.3**

. Financial Ratios (ACOM)

(%)

	1999/3		2000/3		2001/3		2002/3		**2002/9**		**2003/3 (E)**	
		yoy P.P.		yoy P.P.		yoy P.P.		yoy P.P.		**yoy P.P.**		**yoy P.P.**
ividend Pay-out Ratio	11.7	-1.6	10.9	-0.8	11.8	0.9	12.3	0.5	**12.9**	**0.6**	**14.4**	**2.1**
hareholders' Equity Ratio	21.4	1.0	25.2	3.8	26.8	1.6	27.7	0.9	**29.2**	**1.9**	**29.9**	**2.2**
ividend on Equity	1.9	-0.1	1.9	0.0	1.9	0.0	2.0	0.1	**1.9**	**-0.3**	**1.8**	**-0.2**
eturn on Equity (ROE)	17.8	1.7	19.2	1.4	17.4	-1.8	17.5	0.1	* **15.1**	**-3.2**	**13.2**	**-4.3**
perating Profit to Total Assets	8.4	-0.1	8.7	0.3	8.9	0.2	8.5	-0.4	* **7.7**	**-1.2**	**6.8**	**-1.7**
come Before Extraordinary Items to Total Assets	8.4	-0.1	8.6	0.2	8.9	0.3	8.6	-0.3	* **7.7**	**-1.3**	**6.8**	**-1.8**
eturn on Assets (ROA)	3.7	0.4	4.5	0.8	4.5	0.0	4.8	0.3	* **4.3**	**-0.6**	**3.8**	**-1.0**
perating Margin	40.9	0.6	42.2	1.3	43.2	1.0	42.2	-1.0	**38.6**	**-4.8**	**34.5**	**-7.7**
come Before Extraordinary Items to Operating Income	41.0	0.6	41.8	0.8	43.4	1.6	42.6	-0.8	**39.1**	**-4.7**	**35.0**	**-7.6**
et Income Margin	18.2	2.7	21.7	3.5	22.0	0.3	23.6	1.6	**21.7**	**-2.5**	**19.4**	**-4.2**
urrent Ratio	294.5	55.4	368.5	74.0	395.2	26.7	386.1	-9.1	**459.6**	**74.8**	**464.7**	**78.6**
ixed Assets Ratio	36.8	-4.8	28.4	-8.4	26.1	-2.3	25.4	-0.7	**26.2**	**0.5**	**27.0**	**1.6**
terest Coverage (times)	5.4	0.6	5.9	0.5	6.5	0.6	6.9	0.4	**6.3**	**-0.8**	**5.7**	**-1.2**

ote: "*" indicates ratios which are converted into annual rates

6. Per Share Data [Adjusted] (ACOM)

(Yen)

	1998/3	1999/3	2000/3	2001/3	2002/3	**2003/3 (E)**
et Income	300.29	385.32	504.93	550.75	647.31	**553.72**
vidends	40.00	45.00	55.00	65.00	80.00	**80.00**
areholders' Equity	1,999.12	2,341.59	2,916.96	3,429.24	3,969.80	**4,442.06**

Note:The figures have been adjusted based on Fiscal Year March 2002.

atio of Increase or Decrease from the Previous Fiscal Year]

(%)

	1998/3	1999/3	2000/3	2001/3	2002/3	**2003/3 (E)**
et Income	19.4	28.3	31.0	9.1	17.5	**-14.5**
vidends	14.3	12.5	22.2	18.2	23.1	-
areholders' Equity	15.3	17.1	24.6	17.6	15.8	**11.9**

7. Shares Issued (ACOM)

(Thousands)

	1998/3	1999/3	2000/3	2001/3	2002/3	**2003/3 (E)**
erage Number of Shares Issued During the Year	146,631	146,631	146,631	146,631	146,417	-
umber of Shares Issued at Year-end	146,631	146,631	146,631	146,631	146,283	-

Notes: 1. From the fiscal year ended March 31, 2002, average number of treasury stocks during the year are excluded from the average number of shares issued during the year.
2. From the fiscal year ended March 31, 2002, number of treasury stocks at the year-end are excluded from the number of shares issued at year-end

Exhibit 4

(Brief Description)

NOTICE OF RESOLUTION OF THE MEETING OF THE BOARD OF DIRECTORS CONCERNING PAYMENT OF INTERIM DIVIDEND

This Notice of Resolution of the Meeting of the Board of Directors Concerning Payment of Interim Dividend (the "Notice") was delivered to the shareholders of ACOM, CO., LTD on October 31, 2002.

The information in the Notice which is material to an investment decision is substantially contained in the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2003 (see Exhibit 2).

Exhibit 5

DATABOOK
Monthly Report

As of September 30, 2002

ACOM CO.,LTD.

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

ceivables Outstanding

	2002/3		2003/3																	
		YOY %	April	YOY %	YTD %	May	YOY %	YTD %	June	YOY %	YTD %	July	YOY %	YTD %	August	YOY %	YTD %	September	YOY %	YTD %
Outstanding (Millions of yen)	1,809,564	8.6	1,820,319	8.2	0.6	1,840,612	7.4	1.7	1,847,698	7.0	2.1	1,850,356	6.5	2.3	1,860,667	6.0	2.8	1,874,853	5.8	3.6
eivable Outstanding	1,616,837	8.1	1,625,965	7.7	0.6	1,643,128	7.0	1.6	1,648,926	6.6	2.0	1,651,135	6.3	2.1	1,662,105	5.9	2.8	1,675,544	5.7	3.6
ured Loans	1,548,894	8.5	1,558,058	8.0	0.6	1,575,057	7.2	1.7	1,580,556	6.8	2.0	1,582,237	6.4	2.2	1,592,912	6.0	2.8	1,605,844	5.7	3.7
sumers	1,547,850	8.5	1,557,062	8.0	0.6	1,574,098	7.3	1.7	1,579,645	6.9	2.1	1,581,368	6.5	2.2	1,592,064	6.1	2.9	1,605,029	5.7	3.7
mercials	1,043	-30.4	996	-32.1	-4.6	958	-32.7	-8.1	910	-34.2	-12.8	869	-34.9	-16.7	848	-34.7	-18.8	814	-35.6	-22.0
d Loans	67,942	-0.1	67,907	0.6	-0.1	68,070	1.0	0.2	68,369	1.9	0.6	68,897	2.6	1.4	69,193	2.3	1.8	69,700	5.2	2.6
rd Business	31,478	62.8	32,228	56.9	2.4	33,679	56.6	7.0	34,670	52.7	10.1	35,493	50.5	12.8	36,329	47.6	15.4	37,168	44.6	18.1
nt Sales Finance Business	161,247	7.1	162,125	6.5	0.5	163,804	5.2	1.6	164,102	3.7	1.8	163,727	2.5	1.5	162,232	1.3	0.6	162,139	0.6	0.6
lance of Unsecured Loans for	512	3.2	516	3.6	0.8	519	3.6	1.4	520	3.6	1.6	522	4.0	2.0	524	4.0	2.3	527	4.2	2.9
s per Account (Thousands of yen)	(541)	(5.5)	(545)	(5.4)	(0.7)	(548)	(5.2)	(1.3)	(550)	(5.0)	(1.7)	(552)	(4.9)	(2.0)	(554)	(4.7)	(2.4)	(556)	(4.5)	(2.8)

figure in bracket represents the amounts of loans exclusive of non interest-bearing balance.

mber of Customer Accounts

	2002/3		2003/3																	
		YOY %	April	YOY %	YTD %	May	YOY %	YTD %	June	YOY %	YTD %	July	YOY %	YTD %	August	YOY %	YTD %	September	YOY %	YTD %
ess	3,035,706	4.9	3,036,272	4.3	0.0	3,047,948	3.6	0.4	3,050,157	3.0	0.5	3,046,219	2.4	0.3	3,051,209	2.0	0.5	3,062,976	1.7	0.9
	(2,873,888)	(2.8)	(2,875,002)	(2.5)	(0.0)	(2,888,600)	(2.0)	(0.5)	(2,887,607)	(1.7)	(0.5)	(2,881,312)	(1.4)	(0.3)	(2,889,108)	(1.3)	(0.5)	(2,903,918)	(1.2)	(1.0)
d Loans	3,021,780	4.9	3,022,308	4.3	0.0	3,033,947	3.5	0.4	3,036,097	3.0	0.5	3,032,076	2.4	0.3	3,037,038	2.0	0.5	3,048,748	1.6	0.9
	(2,860,021)	(2.8)	(2,861,038)	(2.5)	(0.0)	(2,874,599)	(2.0)	(0.5)	(2,873,614)	(1.7)	(0.5)	(2,867,169)	(1.4)	(0.2)	(2,874,937)	(1.3)	(0.5)	(2,889,757)	(1.2)	(1.0)
ners	3,020,908	4.9	3,021,454	4.3	0.0	3,033,108	3.6	0.4	3,035,289	3.0	0.5	3,031,287	2.4	0.3	3,036,251	2.0	0.5	3,047,976	1.7	0.9
	(2,859,149)	(2.8)	(2,860,184)	(2.5)	(0.0)	(2,873,760)	(2.0)	(0.5)	(2,872,807)	(1.7)	(0.5)	(2,866,380)	(1.4)	(0.3)	(2,874,150)	(1.3)	(0.5)	(2,888,985)	(1.2)	(1.0)
rcials	872	-13.7	854	-15.1	-2.1	839	-15.8	-3.8	808	-17.7	-7.3	789	-18.6	-9.5	787	-17.9	-9.7	772	-18.6	-11.5
.oans	13,926	3.3	13,964	4.1	0.3	14,001	4.0	0.5	14,060	4.2	1.0	14,143	4.7	1.6	14,171	4.3	1.8	14,228	4.3	2.2
Business	1,011,592	30.0	1,024,409	27.7	1.3	1,042,711	25.8	3.1	1,051,558	23.5	4.0	1,050,559	20.6	3.9	1,051,460	17.1	3.9	1,052,862	14.3	4.1
Sales Finance Business	486,532	9.0	485,800	7.8	-0.2	490,115	6.9	0.7	493,479	5.7	1.4	493,622	5.1	1.5	492,350	4.1	1.2	492,746	3.1	1.3

an Business: Number of customer accounts with outstanding balance.
COM MasterCard: Cardholders.
hers: "ACOSIS" a system for settling Internet shopping transaction suspended its operation in March 20, 2002.
stallment Sales Finance Business: Number of contracts with receivables outstanding.
e figures in bracket represent the number of customer accounts of loans exclusive of non-interest-bearing balance.

ew Loan Customers

	2002/3		2003/3																				
		YOY %	April	YOY	YOY %	May	YOY	YOY %	June	YOY	YOY %	July	YOY	YOY %	August	YOY	YOY %	September	YOY	YOY %	Accumulated for The Fiscal Year	YOY	YOY %
ers	443,538	0.1	36,243	238	0.7	40,837	-6,122	-13.0	31,917	-4,630	-12.7	32,266	-2,503	-7.2	34,161	-3,738	-9.9	39,520	391	1.0	214,944	-16,364	-7.1
	442,184	0.0	36,093	174	0.5	40,697	-6,168	-13.2	31,783	-4,663	-12.8	32,118	-2,532	-7.3	34,051	-3,718	-9.8	39,422	405	1.0	214,164	-16,502	-7.2
	442,165	0.0	36,092	174	0.5	40,696	-6,168	-13.2	31,780	-4,666	-12.8	32,117	-2,532	-7.3	34,051	-3,717	-9.8	39,422	405	1.0	214,158	-16,504	-7.2
	19	5.6	1	0	-	1	0	-	3	3	-	1	0	-	0	-1	-	0	0	-	6	2	50.0
	1,354	36.8	150	64	74.4	140	46	48.9	134	33	32.7	148	29	24.4	110	-20	-15.4	98	-14	-12.5	780	138	21.5

o of New Loan Customers

(%)

	2002/3		2003/3													
		YOY P.P.	April	YOY P.P.	May	YOY P.P.	June	YOY P.P.	June	YOY P.P.	August	YOY P.P.	September	YOY P.P.	Accumulated for The Fiscal Year	YOY P.P.
	71.6	-1.0	70.6	-3.7	71.5	-2.9	69.3	-5.7	69.2	-4.4	69.0	-5.0	68.8	-3.2	69.8	-4.1
-up Card and	67.4	-3.9	61.0	-8.1	59.4	-10.3	53.8	-16.3	56.3	-11.2	57.7	-11.8	57.3	-10.5	57.6	-11.4

oan Business Outlets

(Locations)

	2002/3		2003/3											
		YOY	April	YTD	May	YTD	June	YTD	July	YTD	August	YTD	September	YTD
tlets	1,761	20	1,763	2	1,760	-1	1,760	-1	1,760	-1	1,759	-2	1,759	-2
	521	0	519	-2	517	-4	516	-5	516	-5	513	-8	513	-8
	1,240	20	1,244	4	1,243	3	1,244	4	1,244	4	1,246	6	1,246	6
nes	1,751	16	1,751	0	1,748	-3	1,748	-3	1,748	-3	1,747	-4	1,749	-2

(Numbers)

	2002/3		2003/3											
		YOY	April	YTD	May	YTD	June	YTD	July	YTD	August	YTD	September	YTD
	4,366	45	4,711	345	4,693	327	4,652	286	4,613	247	4,581	215	4,552	186
	670	17	762	92	764	94	758	88	746	76	740	70	749	79
Division	3,696	28	3,949	253	3,929	233	3,894	198	3,867	171	3,841	145	3,803	107
	335	-	387	52	397	62	408	73	444	109	593	258	755	420

Exhibit 6

DATABOOK
Monthly Report

As of November 30, 2002

ACOM CO.,LTD.

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

eivables Outstanding

	2002/3		2003/3																
		YOY %	October	YOY %	YTD %	November	YOY %	YTD %	December	YOY %	YTD %	January	YOY %	YTD %	February	YOY %	YTD %	March (E)	YTD %
Outstanding (Millions of yen)	1,809,564	8.6	1,879,120	5.2	3.8	1,882,345	4.5	4.0										1,857,000	2.6
ceivable Outstanding	1,616,837	8.1	1,678,299	5.1	3.8	1,681,043	4.5	4.0										1,652,800	2.2
ured Loans	1,548,894	8.5	1,608,682	5.1	3.9	1,611,310	4.5	4.0										1,580,100	2.0
sumers	1,547,850	8.5	1,607,914	5.1	3.9	1,610,572	4.6	4.1										1,579,600	2.1
mercials	1,043	-30.4	767	-36.6	-26.4	737	-36.8	-29.4										500	-52.1
ed Loans	67,942	-0.1	69,617	5.2	2.5	69,733	4.4	2.6										72,700	7.0
rd Business	31,478	62.8	38,065	42.1	20.9	38,994	38.8	23.9										41,140	30.7
nt Sales Finance Business	161,247	7.1	162,756	0.0	0.9	162,307	-1.1	0.7										163,060	1.1
lance of Unsecured Loans for	512	3.2	527	3.7	2.9	528	3.5	3.1										526	2.7
s per Account (Thousands of yen)	(541)	(5.5)	-	-	-														

figure in bracket represents the amounts of loans exclusive of non interest-bearing balance.

ber of Customer Accounts

	2002/3		2003/3																
		YOY %	October	YOY %	YTD %	November	YOY %	YTD %	December	YOY %	YTD %	January	YOY %	YTD %	February	YOY %	YTD %	March (E)	YTD %
ess	3,035,706	4.9	3,064,034	1.3	0.9	3,063,044	1.0	0.9										3,021,050	-0.5
	(2,873,888)	(2.8)	-	-	-	-	-	-										-	-
ed Loans	3,021,780	4.9	3,049,815	1.2	0.9	3,048,768	1.0	0.9										3,006,170	-0.5
	(2,860,021)	(2.8)	-	-	-	-	-	-										-	-
ners	3,020,908	4.9	3,049,070	1.2	0.9	3,048,039	1.0	0.9										3,005,510	-0.5
	(2,859,149)	(2.8)	-	-	-	-	-	-										-	-
ercials	872	-13.7	745	-20.1	-14.6	729	-20.2	-16.4										660	-19.7
Loans	13,926	3.3	14,219	4.4	2.1	14,276	4.6	2.5										14,880	6.9
Business	1,011,592	30.0	1,048,324	11.6	3.6	1,045,490	9.7	3.4										1,056,120	4.4
Sales Finance Business	486,532	9.0	494,899	2.5	1.7	496,072	1.8	2.0										496,350	2.0

an Business: Number of customer accounts with outstanding.
COM MasterCard: Cardholders.
hers: "ACOSIS" A system for settling Internet shopping transaction suspended its operation in March 20, 2002.
stallment Sales Finance Business: Number of contracts with receivable outstanding.
e figures in bracket represent the number of customer accounts of loans exclusive of non-interest-bearing balance.

ber of New Loan Customers

	2002/3	YOY %	October	YOY	YOY %	November	YOY	YOY %	Accumulated for The Fiscal Year	YOY	YOY %	December	YOY	YOY %	March (E)	YOY %
New Loan Customers	443,538	0.1	37,116	-2,574	-6.5	33,353	-2,679	-7.4	285,413	-21,617	-7.0				426,210	-3.9
d Loans	442,184	0.0	37,005	-2,590	-6.5	33,230	-2,692	-7.5	284,399	-21,784	-7.1				425,010	-3.9
ners	442,165	0.0	37,005	-2,590	-6.5	33,230	-2,691	-7.5	284,393	-21,785	-7.1				425,000	-3.9
ercials	19	5.6	0	0	-	0	-1	-	6	1	-				10	-31.6
Loans	1,354	36.8	111	16	16.8	123	13	11.8	1,014	167	19.7				1,200	-11.4

(2003/3 columns: October through March (E))

ding Ratio of New Loan Customers

(%)

	2002/3	YOY P.P.	October	YOY P.P.	November	YOY P.P.	Accumulated for The Fiscal Year	YOY P.P.	December	YOY P.P.	January	YOY P.P.	February	YOY P.P.	March	YOY P.P.
io	71.6	-1.0	68.3	-2.8	66.1	-4.1	69.1	-3.9								
Ratio including Tie-up Card and	67.4	-3.9	57.0	-10.5	53.7	-13.0	57.1	-11.4								

ber of Loan Business Outlets

(Locations)

	2002/3	YOY	October	YTD	November	YTD	December	YTD	January	YTD	February	YTD	March	YTD	March (E)	YTD
oan Business Outlets	1,761	20	1,759	-2	1,759	-2									1,764	3
	521	0	513	-8	511	-10									503	-18
	1,240	20	1,246	6	1,248	8									1,261	21
MUJINKUN Machines	1,751	16	1,749	-2	1,749	-2									1,757	6

loyees

(Numbers)

	2002/3	YOY	October	YTD	November	YTD	December	YTD	January	YTD	February	YTD	March	YTD	March (E)	YTD
mployees	4,366	45	4,525	159	4,509	143									4,349	-17
ce	670	17	752	82	756	86									770	100
Service Business Division	3,696	28	3,773	77	3,753	57									3,579	-117
Center	335	-	1,055	720	1,064	729									-	-

Exhibit 7

(Brief Description)

Amendment to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

Amendment dated December 12, 2002 (the "Amendment") to Shelf Registration Statement dated August 17, 2001 (the "2001 Shelf Registration Statement") with respect to inclusion in the list of documents incorporated by reference in the 2001 Shelf Registration Statement.

An amendment to a Shelf Registration Statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference in a Shelf Registration Statement is amended.

The Amendment is intended to include the 2002 Semi-Annual Securities Report dated December 12, 2002 in the list of documents incorporated by reference to the 2001 Shelf Registration Statement and to correct the 2001 Shelf Registration Statement.

Exhibit 8

To whom it may concern

December 12, 2002

15-11, Fujimi 2-chome
Chiyoda-ku, Tokyo
ACOM Co., Ltd.
President and Representative Director
Shigeyoshi Kinoshita
(TSE Code No. 8572 first section of TSE)

Press Release

1. Summary

It is hereby notified that ACOM Co., Ltd. ("ACOM") recently discovered the facts that certain employees of ACOM prepared and submitted to its certain customers written statements which contained certain intentionally false amounts of recalculated amounts of principal and interests of loan in connection with debt rescheduling of such customers. ACOM voluntarily and from time to time submits to its customers who are in debt rescheduling procedures such written "statement of recalculation of principal and interests" which shows the recalculated amounts of principal of and interests on loans in accordance with the Interest Rate Restriction Law of Japan.

2. Background

(1) Discovery of facts

The Evaluation Department II of ACOM recently found, in the course of its internal investigation, one false recalculation statement of interest amounts, unfavorably to its customer, in a written statement of recalculation of principal and interests at a loan branch office. Such false statement did not show the accurate figures when the Evaluation Department II scrutinized the recalculated amounts contained therein in accordance with the Interest Rate Restriction Law of Japan. Immediately upon such finding, ACOM commenced internal investigations and found similar statements of recalculation in certain other loan branches in late November 2002 and held on November 28, 2002 its Immediate Task Force Committee to cope with the situation.

(2) Substance of recalculation statements

The written "statement of recalculation of principal and interests in accordance with the Interest Rate Restriction Law" means a statement showing amounts of principal and interest of loans of ACOM recalculated in accordance with the Interest Rate Restriction Law. Such statement will be submitted upon request to its customers who are in debt rescheduling

procedures. In such statement, the amounts of principal and interest of loans of ACOM at its contracted interest rates (at the effective rates in the range of 15% through 27.375% p.a.) will be recalculated by ACOM in accordance with the interest rate prescribed by the Interest Rate Restriction Law.

(3) Current situation

The followings are the cases for which the dates and amounts of transactions and the classification of transactions are intentionally false unfavorably to customers, so long as ACOM has discovered:

1) Number of cases: 89
2) Total amounts of difference*: approximately JPY 18 million
3) Number of employees involved: 31

(Note: Total amounts of difference shall mean the aggregate amounts of difference between the correct amounts and false amounts.)

3. Sanctions

ACOM shall take strict measures and sanctions to the relevant officers and employees based on the results of its investigation in due course.

4. Measures to prevent recurrence of events

Since October 2002, ACOM has internally shifted from each branch to four (4) Contact Centers such recalculation activities in accordance with the Interest Rate Restriction Law. Such Contact Centers intensively manage such recalculation activities, covering throughout Japan. ACOM shall further strengthen its internal investigation systems and implement its compliance in every activity with the relevant laws and regulations for the purpose of preventing any recurrence of similar events in future.

5. Customer philosophy

ACOM's corporate philosophy is that "The Customer Comes First". This means "the best service for the customer". ACOM shall make every effort in good faith to cure the situation in each case with each customer based on the results of investigation.

6. Protection of individual customer information

Due to strict confidentiality of individual customer information, no such individual customer information, including names of the relevant customers, may be disclosed.

Contact:
General Manager of IR Department and Director
Satoru Tomimatsu
Tel: 03-3270-3423 (Direct)
Fax: 03-3270-1742

Exhibit 9

(Brief description)

December 2002

Semi-Annual Business Report ("Key Note")

The 26th Fiscal Year
from April 1, 2002
to September 30, 2002

This Semi-Annual Business Report concerning the six months ended September 30, 2002 (hereinafter called the "Key Note") was sent to the shareholders of the Company on December 12, 2002.

The Key Note is not required to be prepared or made public under any rules or regulations in Japan; ACOM, CO., LTD. (the "Company") voluntarily prepares the Key Note and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Key Note which is material to an investment decision is substantially contained in the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2003 (see Exhibit 2).

Exhibit 10

(Brief description)

December 12, 2002

Semi-Annual Securities Report

(Report pursuant to Article 24-5
of the Securities and Exchange Law)

The 26th Fiscal Year
from April 1, 2002
to September 30, 2002

This Semi-Annual Securities Report concerning the six months ended September 30, 2002 (hereinafter called the "Semi-Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 12, 2002 with the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the office of Kanto Local Finance Bureau and The Tokyo Stock Exchange, on which the shares of common stock of the Company are listed, as well as the General Affairs Department of ACOM, CO., LTD. (the "Company").

It is required under the Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the six months ended September 30, 2002.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2003 (see Exhibit 2).